Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q1 2025
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024 AND
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025 AND 2024

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Brookfield Corporation (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 26.6% economic interest in Brookfield Infrastructure on a fully exchanged basis. Brookfield Infrastructure has appointed Brookfield as its Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	March 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	7	$1,463	$2,071
Financial assets	7	301	669
Accounts receivable and other	7	4,909	4,455
Inventory		430	454
Assets classified as held for sale	4	743	1,958
Current assets		7,846	9,607
Property, plant and equipment	8	50,986	50,847
Intangible assets	9	14,701	14,521
Investments in associates and joint ventures	10	5,517	5,672
Investment properties		5,564	5,063
Goodwill	6	14,266	14,101
Financial assets	7	664	726
Other assets		3,976	3,933
Deferred income tax asset		135	120
Total assets		$103,655	$104,590

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	7	$5,810	$5,758
Corporate borrowings	7,11	1,176	850
Non-recourse borrowings	7,11	2,362	2,838
Financial liabilities	7	310	248
Liabilities directly associated with assets classified as held for sale	4	519	1,209
Current liabilities		10,177	10,903
Corporate borrowings	7,11	3,551	3,692
Non-recourse borrowings	7,11	43,665	43,714
Financial liabilities	7	2,560	2,532
Other liabilities(1)		6,165	6,209
Deferred income tax liability		7,742	7,667
Preferred shares	7	20	20
Total liabilities		73,880	74,737

Partnership capital
Limited partners	16	4,585	4,704
General partner	16	26	27
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	16	1,876	1,926
BIPC exchangeable shares and class A.2 exchangeable shares	16	1,318	1,355
Exchangeable units(2)	16	60	62
Perpetual subordinated notes	16	293	293
Interest of others in operating subsidiaries		20,699	20,568
Preferred unitholders	16	918	918
Total partnership capital		29,775	29,853
Total liabilities and partnership capital		$103,655	$104,590
1.$1.7 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.
2.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2025	2024
Revenues	14	$5,392	$5,187
Direct operating costs	8,9,15	(3,964)	(3,913)
General and administrative expenses		(97)	(97)
		1,331	1,177
Interest expense		(899)	(794)
Share of earnings from investments in associates and joint ventures	10	123	41
Mark-to-market (losses) gains	7	(126)	4
Other income		249	398
Income before income tax		678	826
Income tax (expense) recovery
Current		(190)	(162)
Deferred		38	150
Net income		$526	$814

Attributable to:
Limited partners		$26	$56
General partner		80	74
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		12	23
BIPC exchangeable shares and class A.2 exchangeable shares		7	16
Exchangeable units(1)		—	1
Interest of others in operating subsidiaries		401	644
Basic and diluted income per limited partner unit:	16	$0.04	$0.10
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
Q1 2025 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2025	2024
Net income		$526	$814
Other comprehensive (loss) income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of asset retirement obligation		1	(14)
Unrealized actuarial gains		(8)	35
Taxes on the above items		2	(6)
Share of losses from investments in associates and joint ventures	10	(2)	(2)
		(7)	13
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		476	(441)
Cash flow hedge	7	(122)	176
Net investment hedge	7	(33)	7
Taxes on the above items		44	(6)
Share of (losses) income from investments in associates and joint ventures	10	(112)	111
		253	(153)
Total other comprehensive income (loss)		246	(140)
Comprehensive income		$772	$674

Attributable to:
Limited partners		$85	$32
General partner		80	74
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		36	13
BIPC exchangeable shares and class A.2 exchangeable shares		24	9
Exchangeable units(1)		1	1
Interest of others in operating subsidiaries		546	545
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
The accompanying notes are an integral part of the financial statements.
4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED March 31, 2025 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares	Non-controlling interest –Exchangeable units(4)	Non-controlling interest – in operating subsidiaries(5)	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at December 31, 2024	$6,210	$(3,982)	$1,698	$778	$4,704	$27	$1,926	$1,355	$62	$20,568	$293	$918	$29,853
Net income	—	26	—	—	26	80	12	7	—	401	—	—	526
Other comprehensive income	—	—	—	59	59	—	24	17	1	145	—	—	246
Comprehensive income	—	26	—	59	85	80	36	24	1	546	—	—	772
Unit issuance(2)	2	—	—	—	2	—	—	—	—	—	—	—	2
Partnership distributions(3)	—	(199)	—	—	(199)	(81)	(82)	(57)	(2)	—	—	—	(421)
Partnership preferred distributions(3)	—	(9)	—	—	(9)	—	(4)	(3)	—	—	—	—	(16)
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(120)	—	—	(120)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(295)	—	—	(295)
Other items(2),(4)	2	6	—	(6)	2	—	—	(1)	(1)	—	—	—	—
Balance as at March 31, 2025	$6,214	$(4,158)	$1,698	$831	$4,585	$26	$1,876	$1,318	$60	$20,699	$293	$918	$29,775

1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
5.$1.7 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.

The accompanying notes are an integral part of the financial statements.
Q1 2025 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED March 31, 2024 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(4)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at December 31, 2023	$6,196	$(3,246)	$1,695	$676	$5,321	$28	$2,190	$1,533	$72	$23,661	$293	$918	$34,016
Net income	—	56	—	—	56	74	23	16	1	644	—	—	814
Other comprehensive loss	—	—		(24)	(24)	—	(10)	(7)	—	(99)	—	—	(140)
Comprehensive income (loss)	—	56	—	(24)	32	74	13	9	1	545	—	—	674
Unit issuance(2)	3	—	—	—	3	—	—	—	—	—	—	—	3
Partnership distributions(3)	—	(187)	—	—	(187)	(74)	(78)	(53)	(2)	—	—	—	(394)
Partnership preferred distributions(3)	—	(10)	—	—	(10)	—	(4)	(3)	—	—	—	—	(17)
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,373)	—	—	(1,373)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(290)	—	—	(290)
Other items(2)	1	—	2	—	3	—	1	2	(2)	—	—	—	4
Balance as at March 31, 2024	$6,200	$(3,387)	$1,697	$652	$5,162	$28	$2,122	$1,488	$69	$22,543	$293	$918	$32,623
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2025	2024
Operating Activities
Net income		$526	$814
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	10	141	13
Depreciation and amortization expense	8,9,15	960	936
Mark-to-market, provisions and other	7	(148)	(353)
Deferred income tax recovery		(38)	(150)
Changes in non-cash working capital, net		(573)	(419)
Cash from operating activities		868	841

Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	—	(708)
Disposal of subsidiaries, net of cash disposed	5	431	50
Purchase of long-lived assets	8,9	(870)	(1,571)
Disposal of long-lived assets	8,9	72	88
Purchase of financial assets		(3)	(178)
Sale of financial assets		238	201
Net settlement of foreign exchange hedging items	7	(2)	5
Other investing activities	19	30	(46)
Cash used by investing activities		(104)	(2,159)

Financing Activities
Distributions to general partner	17	(81)	(74)
Distributions to other unitholders	17	(356)	(337)
Subsidiary distributions to non-controlling interest		(295)	(264)
Capital provided to non-controlling interest		(120)	(1,373)
Repayment of corporate borrowings	11	—	(531)
Net proceeds (repayment) from commercial paper program	11	326	(8)
Proceeds from corporate credit facility	11	947	1,091
Repayment of corporate credit facility	11	(1,087)	(466)
Proceeds from non-recourse borrowings	11	1,695	5,793
Repayment of non-recourse borrowings	11	(2,258)	(2,264)
Partnership units issued	16	2	3
Lease liability repaid		(113)	(130)
Other financing activities		(62)	(383)
Cash (used by) from financing activities		(1,402)	1,057

Cash and cash equivalents
Change during the period		(638)	(261)
Cash reclassified as assets held for sale		(39)	—
Impact of foreign exchange on cash and other		69	(16)
Balance, beginning of period		2,071	1,857
Balance, end of period		$1,463	$1,580

The accompanying notes are an integral part of the financial statements.
Q1 2025 INTERIM REPORT 7

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024 AND
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025 AND 2024
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in the Americas, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Corporation (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.E” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.
In these notes to the interim condensed and consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units,” “Series 1 Preferred Units,” “Series 3 Preferred Units,” “Series 9 Preferred Units,” “Series 11 Preferred Units,” “Series 13 Preferred Units” and “Series 14 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, cumulative Class A preferred limited partnership units, Series 13, and cumulative Class A preferred limited partnership units, Series 14, in our partnership, respectively.
On December 24, 2024, the partnership, Brookfield Infrastructure Holdings Corporation (“BIHC”) and BIPC completed a reorganization through a court approved plan of arrangement under the BCBCA (the “Arrangement”) pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX.
2. MATERIAL ACCOUNTING POLICY INFORMATION
a) Statement of Compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with IAS 34, Interim Financial Reporting, (“IAS 34”) under the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS” and “IFRS Accounting Standards”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2024. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year-ended December 31, 2024 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on May 9, 2025.
b) Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements as of and for the year ended December 31, 2024. As disclosed in our 2024 annual consolidated financial statements, our partnership uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated.

8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

3. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. The Chief Operating Decision Maker (“CODM”) uses Funds from Operations (“FFO”) in assessing performance and in making resource allocation decisions, which enable the determination of return on the equity deployed. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$684	$581	$425	$246	$—	$1,936	$(468)	$3,924	$5,392
Costs attributed to revenues(2)	(360)	(186)	(161)	(80)	—	(787)	125	(2,342)	(3,004)
General and administrative expenses	—	—	—	—	(97)	(97)	—	—	(97)
Other (expense) income	(34)	(6)	(8)	6	57	15	10	(98)	(73)
Interest expense	(98)	(101)	(87)	(70)	(65)	(421)	99	(577)	(899)
FFO	192	288	169	102	(105)	646
Depreciation and amortization expense						(425)	120	(655)	(960)
Deferred taxes						4	(3)	37	38
Mark-to-market and other						(100)	(6)	112	6
Share of earnings from associates						—	123	—	123
Net income attributable to non-controlling interest						—	—	(401)	(401)
Net loss attributable to partnership(3)						$125	$—	$—	$125

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$659	$614	$461	$209	$—	$1,943	$(474)	$3,718	$5,187
Costs attributed to revenues(2)	(343)	(213)	(205)	(79)	—	(840)	138	(2,275)	(2,977)
General and administrative expenses	—	—	—	—	(97)	(97)	—	—	(97)
Other (expense) income	(37)	(8)	(4)	6	46	3	19	(95)	(73)
Interest expense	(89)	(91)	(82)	(68)	(64)	(394)	92	(492)	(794)
FFO	190	302	170	68	(115)	615
Depreciation and amortization expense						(429)	106	(613)	(936)
Deferred taxes						23	8	119	150
Mark-to-market and other						(39)	70	282	313
Share of earnings from associates						—	41	—	41
Net income attributable to non-controlling interest						—	—	(644)	(644)
Net income attributable to partnership(3)						$170	$—	$—	$170
1.The above tables reconcile Brookfield Infrastructure’s share of results to our partnership’s unaudited interim condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
2.Costs attributed to revenues exclude depreciation and amortization expense. Refer to Note 15, Direct Operating Costs, for further details.
3.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.

Q1 2025 INTERIM REPORT 9

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
AS OF MARCH 31, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$8,853	$11,605	$9,580	$11,430	$(2,686)	$38,782	$(9,462)	$65,887	$8,448	$103,655

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$8,911	$11,720	$9,658	$9,358	$(2,731)	$36,916	$(7,534)	$66,461	$8,747	$104,590
1.The above table provides each segment’s assets in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented based on our partnership’s share of total assets, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment, respectively. The above table reconciles Brookfield Infrastructure’s share of total assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.
10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

4. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
In March 2025, Brookfield Infrastructure agreed to sell the remaining 25% interest in our U.S gas pipeline for total proceeds of approximately $900 million, with net proceeds of approximately $390 million, adjusted for the transferred debt and transaction costs. As a result, our net investment in the business, which was previously presented as investments in associates, and the associated consolidated debt, has been classified as held for sale.
The major classes of assets and liabilities of the businesses classified as held for sale are as follows:

US$ MILLIONS	March 31, 2025
Assets
Cash and cash equivalents	$39
Investment in associates(1)	704
Total assets classified as held for sale	$743

Liabilities
Accounts payable and other liabilities	$12
Non-recourse borrowings	507
Total liabilities directly associated with assets classified as held for sale	519
Net assets classified as held for sale	$224
1.Includes a shareholder loan of $250 million receivable from our U.S. gas pipeline.
5. DISPOSITION OF BUSINESSES
Dispositions Completed in 2025
a) Disposition of a subsidiary of our Global Intermodal Logistics Operation
During the first quarter of 2025, our global intermodal logistics operation sold its 33% interest in a stabilized container subsidiary for net proceeds of approximately $120 million (global intermodal logistics operation consortium of approximately $440 million). Our partnership recognized a gain on sale of approximately $50 million (global intermodal logistics operation consortium of approximately $190 million) in other income (expense) on the consolidated statement of operating results. Upon disposition of its 33% interest in the subsidiary, our global intermodal logistics operation retained a 67% interest as an investment in associate.

Dispositions Completed in 2024
a) Disposition of a subsidiary of our Australian port operation
During the first and second quarters of 2024, our Australian port operation sold interests in several of its subsidiaries. The sales resulted in net proceeds of approximately $20 million (Australian port operation consortium of approximately $75 million). Our partnership recognized a gain on sale of approximately $6 million (Australian port operation consortium total of approximately $25 million) in other income (expense) on the Consolidated Statement of Operating Results.

Q1 2025 INTERIM REPORT 11

6. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2024
(a) Acquisition of Brazilian electricity transmission operation
On December 23, 2024, Brookfield Infrastructure, alongside institutional partners (the “Chimarrão consortium”), exercised its option to acquire an additional 15% interest in Chimarrão Transmissora de Energia S.A. (“Chimarrão”), a Brazilian electricity transmission operation, for $22 million (Chimarrão consortium - $72 million), increasing Brookfield Infrastructure’s effective ownership in Chimarrão to 31% (Chimarrão consortium total of 100%). Prior to December 23, 2024, our partnership’s existing interest in Chimarrão was accounted for using the equity method.
Consideration Transferred:

US$ MILLIONS
Cash	$22
Pre-existing interest in businesses	33
Total consideration	$55
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$11
Accounts receivable and other	22
Intangible assets	619
Accounts payable and other liabilities	(52)
Non-recourse borrowings	(359)
Deferred income tax liabilities	(63)
Net assets acquired before non-controlling interest	178
Non-controlling interest(1)	(123)
Net assets acquired	55
1.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(b) Acquisition of an Indian telecom tower operation
On September 12, 2024, Brookfield Infrastructure, alongside institutional partners (the “ATC India consortium”), completed the acquisition of ATC Telecom Infrastructure Private Limited (“ATC India”), an Indian telecom tower operation for total consideration of approximately $2.0 billion. The partnership contributed approximately $140 million of equity capital (ATC India consortium - $0.8 billion), with the balance funded through acquisition debt. The portfolio will operate alongside our existing telecom tower operations in India with the partnership holding an effective 16% interest in ATC India. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 12, 2024. Acquisition costs of approximately $5 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$2,041
Total consideration	$2,041
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$368
Accounts receivable and other	415
Property, plant and equipment	1,785
Intangible assets	582
Goodwill	294
Accounts payable and other liabilities	(344)
Lease liabilities	(778)
Non-recourse borrowings	(119)
Deferred income tax liabilities	(162)
Net assets acquired	$2,041
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisition.
The partnership acquired property, plant, and equipment of $1.8 billion, including $0.8 billion of remeasured lease assets. The property, plant and equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life. The remeasured lease assets were valued based on the present value of future lease payments over the remaining lease term, with key inputs of lease term, lease payments and discount rate. Additionally, the partnership acquired $0.6 billion of intangible assets, primarily composed of customer relationships. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model and have an estimated useful life of 20 years.
The goodwill recorded on acquisition is largely reflective of potential to achieve growth over time, supported by underlying growth and expansion of the services we provide and markets we operate in. The goodwill recognized is not deductible for income tax purposes.
Q1 2025 INTERIM REPORT 13

(c) Acquisition of a North American Retail Colocation Data Center Business
On January 12, 2024, Brookfield Infrastructure, through our North American retail colocation data center operation subsidiary, completed the acquisition of Cyxtera Technologies Inc. (“Cyxtera”) for $0.8 billion. Brookfield Infrastructure consolidated the entity effective January 12, 2024 with the partnership having an effective 29% interest in Cyxtera through our existing interest in our North American retail colocation data center operation. Upon closing of the acquisition, Brookfield Infrastructure recorded a bargain purchase gain of $0.6 billion ($0.2 billion to the partnership) in other income (expense) within the Consolidated Statement of Operating Results, as the net assets acquired of $1.4 billion exceeded the purchase price of $0.8 billion. Acquisition costs of approximately $50 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$803
Total consideration	$803
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$14
Accounts receivable and other	140
Property, plant and equipment	2,334
Intangible assets	379
Assets held for sale	270
Accounts payable and other liabilities	(248)
Lease liabilities	(1,233)
Liabilities held for sale	(70)
Deferred income tax liabilities	(229)
Net assets acquired	$1,357
Bargain purchase gain	$554
The partnership acquired property, plant and equipment of $2.3 billion, including $0.8 billion of land and equipment, $1.2 billion of remeasured lease assets and $0.3 billion of favourable lease assets. The equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life. The remeasured lease assets were valued based on the present value of future lease payments over the lease term, with key inputs of lease term, lease payments and discount rate. The favourable lease assets were valued based on the difference between the contractual lease terms and market terms, key inputs include market rent rates, rental growth rate and discount rate. Additionally, the partnership acquired $0.4 billion of intangible assets, primarily composed of customer relationships. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model.
Supplemental Information
Had the acquisitions of Chimarrão, ATC India, and Cyxtera been effective January 1, 2024, the revenue and net income of Brookfield Infrastructure would have increased by approximately $850 million and $110 million, respectively, for the year ended December 31, 2024.

14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at March 31, 2025:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,463	$1,463
Accounts receivable and other	—	—	7,486	7,486
Financial assets (current and non-current)(1)	749	27	189	965
Total	$749	$27	$9,138	$9,914

Financial liabilities
Corporate borrowings	$—	$—	$4,727	$4,727
Non-recourse borrowings (current and non-current)	—	—	46,027	46,027
Accounts payable and other	—		4,003	4,003
Financial liabilities (current and non-current)(1)	521	—	2,349	2,870
Lease liabilities	—	—	5,038	5,038
Preferred shares(2)	—	—	20	20
Total	$521	$—	$62,164	$62,685
1.Derivative instruments which are elected for hedge accounting totaling $368 million are included in financial assets and $355 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to subsidiaries of Brookfield.
Q1 2025 INTERIM REPORT 15

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2024:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,071	$2,071
Accounts receivable and other	—	—	7,130	7,130
Financial assets (current and non-current)(1)	1,214	25	156	1,395
Total	$1,214	$25	$9,357	$10,596

Financial liabilities
Corporate borrowings	$—	$—	$4,542	$4,542
Non-recourse borrowings (current and non-current)	—	—	46,552	46,552
Accounts payable and other	—	—	4,344	4,344
Financial liabilities (current and non-current)(1)	414	—	2,366	2,780
Lease liabilities	—	—	5,117	5,117
Preferred shares(2)	—	—	20	20
Total	$414	$—	$62,941	$63,355
1.Derivative instruments which are elected for hedge accounting totaling $582 million are included in financial assets and $267 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at March 31, 2025 and December 31, 2024:

	March 31, 2025		December 31, 2024
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,463	$1,463	$2,071	$2,071
Accounts receivable and other	7,486	7,486	7,130	7,130
Financial assets (current and non-current)	965	965	1,395	1,395
Total	$9,914	$9,914	$10,596	$10,596

Financial liabilities
Corporate borrowings(1)	$4,727	$4,725	$4,542	$4,533
Non-recourse borrowings (current and non-current)(2)	46,027	45,883	46,552	46,388
Accounts payable and other	4,003	4,003	4,344	4,344
Financial liabilities (current and non-current)	2,870	2,870	2,780	2,780
Preferred shares(3)	20	20	20	20
Total	$57,647	$57,501	$58,238	$58,065
1.Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our U.K. port operation and global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
3.$20 million of preferred shares issued to subsidiaries of Brookfield.
16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three-month period ended March 31, 2025, losses of $122 million (2024: gains of $176 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of March 31, 2025, there was a net derivative asset balance of $41 million relating to derivative contracts designated as cash flow hedges (December 31, 2024: net derivative asset balance of $312 million).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three-month period ended March 31, 2025, losses of $33 million (2024: gains of $7 million) were recorded in other comprehensive income relating to the hedges of net investments in foreign operations. Further, for the three-month period ended March 31, 2025, Brookfield Infrastructure paid $2 million (2024: received $5 million) relating to the settlement of foreign exchange contracts in the period. As of March 31, 2025, there was a net unrealized derivative liability balance of $28 million relating to derivative contracts designated as net investment hedges (December 31, 2024: net unrealized derivative asset balance of $3 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:
•Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.
•Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities classified as Level 3 include interest rate swap contracts, derivative contracts, and certain equity securities carried at fair value which are not traded in an active market.
Q1 2025 INTERIM REPORT 17

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	March 31, 2025	December 31, 2024
Marketable securities	Level 1(1)	$78	$91
Foreign currency forward contracts	Level 2(2)
Financial asset		$39	$78
Financial liability		48	17
Interest rate swaps & other	Level 2(2)
Financial asset		$469	$671
Financial liability		384	312
Other contracts	Level 3(3)
Financial asset		$190	$399
Financial liability		89	85
1.Valuation technique: Quoted bid prices in an active market.
2.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
3.Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and interest rates.
During the three-month period ended March 31, 2025, no transfers were made between level 1 and 2 or level 2 and 3.
18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total

Balance at December 31, 2023	$8,263	$18,880	$15,405	$9,086	$51,634
Acquisitions through business combinations(1)	—	—	—	4,141	4,141
Additions, net of disposals	480	1,229	626	1,121	3,456
Assets held by subsidiaries disposed during the period	—	(141)	—	—	(141)
Non-cash additions (disposals)	92	(221)	(146)	(303)	(578)
Assets reclassified as held for sale	—	(1,867)	—	—	(1,867)
Net foreign currency exchange differences	(268)	(306)	(1,141)	(230)	(1,945)
Balance at December 31, 2024	$8,567	$17,574	$14,744	$13,815	$54,700
Additions, net of disposals	125	85	216	112	538
Non-cash (disposals) additions	(15)	20	17	(33)	(11)
Net foreign currency exchange differences	194	91	20	3	308
Balance at March 31, 2025	$8,871	$17,770	$14,997	$13,897	$55,535

Accumulated depreciation:
Balance at December 31, 2023	$(1,834)	$(2,604)	$(1,538)	$(1,247)	$(7,223)
Depreciation expense	(413)	(1,003)	(629)	(775)	(2,820)
Disposals	74	26	—	15	115
Assets reclassified as held for sale	—	92	—	—	92
Assets held by subsidiaries disposed during the period	—	38	—	—	38
Non-cash disposals	35	39	101	12	187
Net foreign currency exchange differences	70	128	120	33	351
Balance at December 31, 2024	$(2,068)	$(3,284)	$(1,946)	$(1,962)	$(9,260)
Depreciation expense	(105)	(254)	(151)	(241)	(751)
Disposals	10	2	—	1	13
Non-cash disposals	10	34	4	5	53
Net foreign currency exchange differences	(39)	(39)	(14)	(5)	(97)
Balance at March 31, 2025	$(2,192)	$(3,541)	$(2,107)	$(2,202)	$(10,042)

Accumulated fair value adjustments:
Balance at December 31, 2023	$1,907	$1,395	$833	$—	$4,135
Fair value adjustments	119	92	1,204	12	1,427
Net foreign currency exchange differences	(57)	(93)	(4)	—	(154)
Assets held by subsidiaries disposed during the period	$—	$(1)	$—	$—	$(1)
Balance at December 31, 2024	$1,969	$1,393	$2,033	$12	$5,407
Net foreign currency exchange differences	68	18	—	—	86
Balance at March 31, 2025	$2,037	$1,411	$2,033	$12	$5,493

Net book value:
December 31, 2024	$8,468	$15,683	$14,831	$11,865	$50,847
March 31, 2025(2)	$8,716	$15,640	$14,923	$11,707	$50,986
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.Includes right-of-use assets of $291 million in our utilities segment, $930 million in our transport segment, $297 million in our midstream segment and $3,536 million in our data segment. Current lease liabilities of $611 million have been included in accounts payable and other and non-current lease liabilities of $4,426 million have been included in other liabilities in the Consolidated Statements of Financial Position.
The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2024. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. The partnership’s right-of-use assets recorded as property, plant, and equipment are measured using the cost model. Assets under development are revalued where fair value could be reliably measured.
Q1 2025 INTERIM REPORT 19

9. INTANGIBLE ASSETS

	As of
US$ MILLIONS	March 31, 2025	December 31, 2024
Cost	$18,178	$17,739
Accumulated amortization	(3,477)	(3,218)
Total	$14,701	$14,521
Intangible assets are allocated to the following cash generating units, or group of cash generating units:

	As of
US$ MILLIONS	March 31, 2025	December 31, 2024
North American residential decarbonization infrastructure operation	$2,965	3,006
Brazilian regulated gas transmission operation	2,459	2,299
Canadian diversified midstream operation	1,675	1,718
North American rail operations	1,674	1,674
European residential decarbonization infrastructure business	1,228	1,196
Indian telecom tower operation(1)	1,162	1,175
Brazilian electricity transmission operation(1)	1,103	1,023
Global intermodal logistics operation	572	577
U.K. wireless infrastructure operation	565	549
North American retail colocation data center operation(1)	440	454
U.K. port operation	275	267
Other(2)	583	583
Total	$14,701	$14,521
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.Other intangibles are primarily comprised of customer contracts at our Canadian natural gas gathering and processing operation, Colombian natural gas distribution operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the three-month period ended March 31, 2025	For the 12-month period ended December 31, 2024
Cost at beginning of the period	$17,739	$18,622
Additions through business combinations(1)	—	1,580
Additions, net of disposals	21	193
Assets reclassified as held for sale	—	(109)
Assets held by subsidiaries disposed during the period(2)	—	(17)
Non-cash disposals(3)	(3)	(1,053)
Foreign currency translation	421	(1,477)
Ending Balance	$18,178	$17,739
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.Refer to Note 5, Disposition of Businesses, for further details.
3.Non-cash disposals for the year ended December 31, 2024 principally relates to the deconsolidation of our Peruvian toll road operations. Refer to Note 19, Related Party Transactions, for further details.
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the three-month period ended March 31, 2025	For the 12-month period ended December 31, 2024
Accumulated amortization at beginning of the period	$(3,218)	$(2,777)
Non-cash additions, net of disposals	10	68
Amortization	(209)	(824)
Disposals(1)	16	—
Held for sale	—	4
Foreign currency translation	(76)	311
Ending Balance	$(3,477)	$(3,218)
1.Refer to Note 5, Disposition of Businesses, for further details.
20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Our partnership’s investment in associates and joint ventures are reviewed and reported on a segmented basis, refer to Note 3, Segment Information, for further details. The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the three-month period ended March 31, 2025	For the 12-month period ended December 31, 2024
Balance at the beginning of the period	$5,672	$5,402
Share of earnings for the period	123	439
Foreign currency translation and other	198	(542)
Share of other comprehensive loss	(114)	361
Distributions(3),(4)	(264)	(283)
Disposition of interest(2)	—	(55)
Held for sale(5)	(704)	—
Acquisitions(1),(6)	606	350
Ending Balance	$5,517	$5,672
1.On April 18, 2024, Brookfield Infrastructure completed the acquisition of an additional 10% interest in our Brazilian rail and port logistics business, for total consideration of approximately $350 million, increasing our ownership to approximately 21%.
2.On December 23, 2024, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Chimarrão Transmissora de Energia S.A, a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Chimarrão to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated Chimarrão effective December 23, 2024. Refer to Note 6 - Acquisition of Businesses, for further details.
3.On December 30, 2024, our French telecom infrastructure business completed the sale of its fiber platform for net proceeds to the partnership of approximately $100 million. Earnings from Investments in Associates and Joint Ventures in the Consolidated Statement of Operating Results, for the twelve month period ended December 31, 2024, includes a realized gain on sale of approximately $50 million.
4.In the first quarter of 2025, Brookfield Infrastructure completed the sale of its Mexican regulated natural gas transmission pipelines for net proceeds of $125 million, recognizing a gain of approximately $75 million, net of taxes and AOCI hedge recycling impacts.
5.On March 21, 2025, Brookfield Infrastructure signed an agreement to sell the remaining 25% portion of its U.S. gas pipeline which has been classified as held for sale. Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
6.On March 26, 2025, our global intermodal logistics operation sold its 33% interest in a subsidiary for net proceeds of approximately $120 million to the partnership (see Note 5 - Disposition of Businesses, for further details) and retained a 67% interest as an investment in associate.
The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	March 31, 2025	December 31, 2024
Utilities	$235	$312
Transport	2,844	2,162
Midstream	—	707
Data	2,315	2,326
Corporate	123	165
Ending Balance	$5,517	$5,672
The following tables summarize the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	March 31, 2025	December 31, 2024
Financial position:
Total assets	$104,669	$100,510
Total liabilities	(64,440)	(59,359)
Net assets	$40,229	$41,151

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Financial performance:
Total revenue	$4,038	$4,474
Total net income for the period	969	500
Brookfield Infrastructure’s share of net income	$123	$41
Q1 2025 INTERIM REPORT 21

11. BORROWINGS
a) Corporate Borrowings
Brookfield Infrastructure has a $2.2 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $2.2 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2029. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on SOFR plus 1.3%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at March 31, 2025, draws on the credit facility were $160 million (December 31, 2024: $300 million) and $10 million of letters of credit were issued (December 31, 2024: $10 million).

	Maturity	Annual Rate	Currency	As of
				March 31, 2025	December 31, 2024
Corporate revolving credit facility	June 29, 2029	SOFR plus 1.3%	US$	$160	$300
Commercial paper(1)	May 29, 2025	4.8%	US$	1,176	850

Non-current:
Medium-term notes:
Public - Canadian	November 14, 2027	5.6%	C$	313	313
Public - Canadian	September 11, 2028	4.2%	C$	487	487
Public - Canadian	October 9, 2029	3.4%	C$	487	487
Public - Canadian	July 27, 2030	5.7%	C$	348	348
Public - Canadian	September 1, 2032	2.9%	C$	348	348
Public - Canadian	February 14, 2033	6.0%	C$	174	174
Public - Canadian	April 25, 2034	5.4%	C$	278	278
Public - Canadian	April 25, 2052	5.8%	C$	139	139
Public - Canadian	July 27, 2053	6.0%	C$	139	139

Subordinated notes:
Public - United States	March 15, 2055	6.8%	US$	300	300
Public – United States	May 24, 2081	5.0%	US$	250	250
Public – United States	May 31, 2084	7.3%	US$	158	158
				4,757	4,571
Deferred financing costs and other				(30)	(29)
Total				$4,727	$4,542
1.Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of March 31, 2025.
On November 29, 2024, Brookfield Infrastructure Finance ULC issued $300 million of fixed-to-fixed reset rate subordinated notes maturing March 15, 2055, with an initial coupon of 6.8%, until March 15, 2030, resetting every five years thereafter at the five-year U.S. treasury rate, plus a 2.5% spread, provided that the rate will not reset below 6.8%.
On May 31, 2024 and June 5, 2024 Brookfield Infrastructure Finance ULC issued, in aggregate, $158 million of subordinated notes maturing May 31, 2084, with a coupon of 7.3%.
On February 22, 2024, Brookfield Infrastructure Finance ULC repaid all medium-term notes maturing February 22, 2024 for $531 million.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for consecutive one-year terms, and the maturity date is automatically extended, on February 8 each year, unless terminated prior to the relevant renewal date. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrue interest on SOFR plus 1.9% and no commitment fees are incurred for any undrawn balance. As of March 31, 2025, there were no (December 31, 2024: $nil) borrowings outstanding.
The increase in corporate borrowings during the three-month period ended March 31, 2025 is primarily attributable to net commercial paper issuances of $326 million, partially offset by net repayments on our corporate credit facility of $140 million.
22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Non-Recourse Borrowings

	As of
US$ MILLIONS	March 31, 2025	December 31, 2024
Current	$2,362	$2,838
Non-current	43,665	43,714
Total	$46,027	$46,552
Non-recourse borrowings decreased during the three-month period ended March 31, 2025 due to the classification of our U.S. gas pipeline as held for sale and repayments at our global intermodal logistics operation, Canadian diversified midstream operation, Australian rail operation and our Brazilian regulated gas transmission operation, partially offset by the impacts of foreign exchange.
12. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period.
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

	As of
US$ MILLIONS	March 31, 2025	December 31, 2024
Partnership Capital	$29,775	$29,853
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(20,699)	(20,568)
Deficit	5,976	5,674
Accumulated other comprehensive income	(1,426)	(1,335)
Ownership changes and other	(653)	(653)
Invested Capital	$12,973	$12,971
The following table presents the change in Invested Capital during the three-month period ended March 31, 2025 and 2024:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Opening balance	$12,971	$13,032
Issuance of limited partnership units	2	3
Ending balance	$12,973	$13,035
Weighted Average Invested Capital	$12,971	$13,032
Q1 2025 INTERIM REPORT 23

13. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC (“Alberta Finco”), Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Co-Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Co-Issuers.
An indenture dated as of May 24, 2021, between Alberta Finco, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation (“US Holdco”), BIP Bermuda Holdings I Limited (collectively, but excluding Alberta Finco, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time (the “U.S. Subordinated Indenture”) provides for the issuance of one or more series of unsecured notes of Alberta Finco.
On November 29, 2024, Alberta Finco issued fixed-to-fixed reset rate subordinated notes with an aggregate principal amount of $300 million maturing March 15, 2055, with an initial coupon of 6.8% until March 15, 2030, resetting every five years thereafter at the five-year U.S. treasury rate, plus a spread of 2.453%, provided that the rate will not reset below 6.8% (the “November 2024 Alberta Finco Notes”). The November 2024 Alberta Finco Notes were issued under the U.S. Subordinated Indenture are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (other than US Holdco), Brookfield Infrastructure LLC (“BI LLC”) and BIPC Holdings.
On May 31, 2024, Alberta Finco issued $150 million of subordinated notes maturing May 31, 2084, with a coupon of 7.250% (the “May 2024 Alberta Finco Notes”). On June 5, 2024, Alberta Finco issued an additional $8 million of the May 2024 Alberta Finco Notes. The May 2024 Alberta Finco Notes were issued under the U.S. Subordinated Indenture are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (other than US Holdco), BI LLC and BIPC Holdings.
On February 22, 2024, the Co-Issuers repaid C$700 million of medium-term notes, maturing on February 22, 2024, with a coupon of 3.315% upon maturity.
The partnership will and certain of the other BIP Guarantors and/or BIPC Holdings may also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Co-Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
Each of the Fincos are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined.
BIPC Holdings has also fully and unconditionally guaranteed the payment obligations of the partnership in respect of certain of the partnership’s currently outstanding cumulative class A preferred limited partnership units and may guarantee the payment obligations of the partnership in respect of additional cumulative class A preferred limited partnership units issued to the public, if and when issued.
24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables set forth consolidated summary financial information for our partnership, the Fincos, BIPC Holdings and the partnership’s subsidiaries other than the Fincos and BIPC Holdings:

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025 US$ MILLIONS	Our partnership(2)	The Fincos	BIPC Holdings	Subsidiaries of our partnership other than the Fincos and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated

Revenues	$—	$—	$—	$—	$5,392	$5,392
Net income (loss) attributable to partnership(1)	26	—	—	125	(26)	125

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
Revenues	$—	$—	$—	$—	$5,187	$5,187
Net income (loss) attributable to partnership(1)	56	—	—	170	(56)	170

AS OF MARCH 31, 2025
Current assets	$—	$—	$—	$—	$7,846	$7,846
Non-current assets	5,796	—	5,056	8,318	76,639	95,809
Current liabilities	—	—	—	—	10,177	10,177
Non-current liabilities	—	3,391	907	—	59,405	63,703
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	1,876	1,876
BIPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	1,318	1,318
Exchangeable units(5)	—	—	—	—	60	60
Perpetual subordinated notes	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	20,699	20,699
Preferred unitholders	—	—	—	—	918	918

AS OF DECEMBER 31, 2024
Current assets	$—	$—	$—	$—	$9,607	$9,607
Non-current assets	5,915	—	4,962	8,530	75,576	94,983
Current liabilities	—	—	—	—	10,903	10,903
Non-current liabilities	—	3,392	815	—	59,627	63,834
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	1,926	1,926
BIPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	1,355	1,355
Exchangeable units(5)	—	—	—	—	62	62
Perpetual subordinated notes	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	20,568	20,568
Preferred unitholders	—	—	—	—	918	918
1.Includes net income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Includes investments in all subsidiaries of our partnership under the equity method.
3.Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited and Brookfield Infrastructure LLC (“BI LLC”) under the equity method except for Brookfield Infrastructure US Holdings I Corporation’s (“US Holdco”) investment in BI LLC, which is presented on a combined basis as BI LLC is a guarantor of the notes issued after July 27, 2023. For the three month period ended March 31, 2025 and 2024, the presentation of US Holdco’s investment in BI LLC on a combined basis was equivalent to its presentation under the equity method.
4.Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
Q1 2025 INTERIM REPORT 25

14. REVENUE
The following table disaggregates revenues by our operating segments:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Utilities	$2,130	$2,078
Midstream	1,049	1,115
Transport	1,174	1,261
Data	1,039	733
Total	$5,392	$5,187
Substantially all of our partnership’s revenues are recognized over time as services are rendered.
The following table disaggregates revenues by geographical region:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
U.S	$1,253	$1,194
Canada	1,137	1,178
U.K.	645	611
India	790	605
Brazil	371	367
Colombia	306	287
France	195	196
Australia	115	162
Germany	90	58
Other	490	529
Total	$5,392	$5,187
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty. For the three-month period ended March 31, 2025, no customer made up greater than 10% of our partnership’s consolidated revenues. For the three-month period ended March 31, 2024, no customer made up greater than 10% of our partnership’s consolidated revenues. Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the current economic environment.
26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

15. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three-month period ended March 31, 2025, and 2024.

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Depreciation and amortization	$960	$936
Compensation	753	727
Cost of inventory	622	706
Fuel, transportation, and distribution costs	531	408
Operations and maintenance costs	298	330
Marketing and administrative costs	274	285
Utilities	282	299
Other direct operating costs	244	222
Total	$3,964	$3,913
16. PARTNERSHIP CAPITAL
As at March 31, 2025, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
(a) Special General and Limited Partnership Capital

	Special General Partner Units
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Units	Carrying Value	Units
Opening balance	$19	2,400,631	$19	2,400,631
Ending balance	$19	2,400,631	$19	2,400,631

	Limited Partnership Units
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Units	Carrying Value	Units
Opening balance	$6,210	461,855,350	$6,196	461,343,972
Unit issuance	2	82,028	11	343,347
Conversions	2	85,067	3	168,031
Ending balance	$6,214	462,022,445	$6,210	$461,855,350
The weighted average number of special general partner units outstanding for the three-month period ended March 31, 2025 was 2.4 million (2024: 2.4 million). The weighted average number of limited partnership units outstanding for the three-month period ended March 31, 2025 was 461.9 million (2024: 461.4 million).
Our partnership has implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three-month period ending March 31, 2025, our partnership issued 0.1 million units for proceeds of $2 million (2024: 0.1 million units for proceeds of $3 million).
Q1 2025 INTERIM REPORT 27

On January 30, 2025, the partnership declared a quarterly distribution in the amount of $0.43 per unit, paid on March 31, 2025 to unitholders of record as at the close of business on February 28, 2025. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the partnership preferred units have also been declared.
(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Units	Carrying Value	Units
Opening balance	$2,628	190,299,956	$2,628	190,299,956
Ending balance	$2,628	190,299,956	$2,628	190,299,956

(c) Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Shares(1)	Carrying Value	Shares
Opening balance	$2,514	132,051,909	$2,512	131,872,066
Conversions	(1)	(15,040)	2	179,843
Ending balance	$2,513	132,036,869	$2,514	$132,051,909
1.Includes 119,024,080 (December 31, 2024: 119,039,120) BIPC exchangeable shares and 13,012,789 (December 31, 2024: 13,012,789) class A.2 exchangeable shares.
During the three-month period ended March 31, 2025, BIPC exchangeable shareholders exchanged less than 0.1 million BIPC exchangeable shares for approximately $1 million (three-month period ended March 31, 2024: less than 0.1 million for $1 million).
(d) Non-controlling interest – Exchangeable Units

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Units	Carrying Value	Units
Opening balance	$388	5,738,152	$393	6,086,026
Conversions	(1)	(70,027)	(5)	(347,874)
Ending balance(1)	$387	5,668,125	$388	$5,738,152
1.Includes non-controlling interest attributable to Exchange LP unitholders and BIPC exchangeable LP unitholders.
During the three-month period ended March 31, 2025, Exchange LP unitholders exchanged less than 0.1 million Exchange LP units for $1 million of our units (three-month period ended 2024: less than 0.1 million for $1 million).
During the three-month period ended March 31, 2025, BIPC exchangeable LP unitholders exchanged less than 0.1 million BIPC exchangeable LP units for less than $1 million of BIPC exchangeable shares (three-month period ended 2024: less than 0.1 million for $1 million).
28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(e) Non-controlling interest - Perpetual Subordinated Notes

	Perpetual Subordinated Notes
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2025	As of and for the 12-month period ended December 31, 2024
Opening balance	$293	$293
Ending balance	$293	$293
On January 21, 2022, our partnership issued 12 million fixed rate perpetual subordinated notes, at $25 per unit, with a fixed coupon rate of 5.125% annually. In total, $293 million net proceeds were raised. The notes do not have a fixed maturity date and are not redeemable at the option of the holders, therefore the notes are classified as non-controlling interest. The perpetual subordinated notes also provide Brookfield Infrastructure, at its discretion, the right to defer the interest (in whole or in part) indefinitely.
(f) Preferred Unitholders’ Capital

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Units	Carrying Value	Units
Opening balance	$918	43,901,312	$918	43,901,312
Ending balance	$918	43,901,312	$918	43,901,312

17. DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares and Exchange LP units and class A.2 exchangeable shares that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares:

	For the three-month period ended March 31
	2025		2024
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	$199	$0.43	$187	$0.41
General Partner(1)	81		74
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	82	0.43	78	0.41
BIPC exchangeable shares and class A.2 exchangeable shares	57	0.43	53	0.41
Exchangeable units(2)	2	0.43	2	0.41
Preferred unitholders	12	0.28	13	0.29
Perpetual subordinated notes	4	0.32	4	0.32
Total Distributions	$437		$411
1.Distributions to the General Partner include $80 million of incentive distributions for the three-month period ended March 31, 2025 (2024: $73 million).
2.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
Q1 2025 INTERIM REPORT 29

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial (losses) gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2025	$1,167	$(1,934)	$124	$53	$122	$5	$1,241	$778
Other comprehensive (loss) income	—	155	(19)	(10)	—	—	(67)	59
Other items	—	—	—	—	—	—	(6)	(6)
Balance at March 31, 2025	$1,167	$(1,779)	$105	$43	$122	$5	$1,168	$831

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains (losses)	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2024	$903	$(1,515)	$101	$36	$122	$(1)	$1,030	$676
Other comprehensive (loss) income	(3)	(120)	3	31	—	2	63	(24)
Balance at March 31, 2024	$900	$(1,635)	$104	$67	$122	$1	$1,093	$652
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2025	$6	$(11)	$1	$—	$1	$—	$8	$5
Other comprehensive income	—	—	—	—	—	—	—	—
Balance at March 31, 2025	$6	$(11)	$1	$—	$1	$—	$8	$5

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2024	$5	$(9)	$1	$—	$1	$—	$6	$4
Other comprehensive income	—	—	—	—	—	—	—	—
Balance at March 31, 2024	$5	$(9)	$1	$—	$1	$—	$6	$4
c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2025	$481	$(797)	$50	$22	$50	$3	$510	$319
Other comprehensive income (loss)	—	63	(8)	(4)	—	—	(27)	24
Other items	—	—	—	—	—	—	(2)	(2)
Balance at March 31, 2025	$481	$(734)	$42	$18	$50	$3	$481	$341

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial (losses) gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2024	$372	$(624)	$41	$15	$50	$—	$423	$277
Other comprehensive (loss) income	(1)	(51)	1	13	—	1	27	(10)
Balance at March 31, 2024	$371	$(675)	$42	$28	$50	$1	$450	$267
30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

d) Attributable to Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial (losses) gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2025	$332	$(544)	$36	$15	$35	$1	$348	$223
Other comprehensive income (loss)	—	45	(6)	(3)	—	—	(19)	17
Other items	—	—	—	—	—	—	(2)	(2)
Balance at March 31, 2025	$332	$(499)	$30	$12	$35	$1	$327	$238

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains (losses)	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2024	$257	$(424)	$29	$10	$35	$(1)	$289	$195
Other comprehensive (loss) income	(1)	(35)	1	9	—	1	18	(7)
Balance at March 31, 2024	$256	$(459)	$30	$19	$35	$—	$307	$188
e) Attributable to Non-controlling interest – Exchangeable units(1)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2025	$15	$(22)	$1	$—	$1	$—	$15	$10
Other comprehensive income (loss)	—	2	—	—	—	—	(1)	1
Balance at March 31, 2025	$15	$(20)	$1	$—	$1	$—	$14	$11

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2024	$12	$(18)	$1	$—	$1	$—	$13	$9
Other comprehensive (loss) income	—	(1)	—	—	—	—	1	—
Balance at March 31, 2024	$12	$(19)	$1	$—	$1	$—	$14	$9

1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

Q1 2025 INTERIM REPORT 31

19. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million were incurred during the three-month period ended March 31, 2025 (2024: less than $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $94 million for the three-month period ended March 31, 2025 (2024: $94 million). As of March 31, 2025, $93 million was outstanding as payable to the Service Providers (December 31, 2024: $99 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of March 31, 2025, Brookfield Infrastructure had a loan payable of approximately $31 million to a subsidiary of Brookfield (December 31, 2024: $31 million).
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at March 31, 2025, our net deposit from Brookfield was $nil (December 31, 2024: $180 million) and Brookfield Infrastructure incurred interest expense of $nil for the three-month period ended March 31, 2025 (2024: $nil).
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of March 31, 2025, there were no borrowings outstanding (December 31, 2024: $nil).
As at March 31, 2025, Brookfield Infrastructure had approximately $130 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2024: $130 million) and approximately $317 million of net payables to subsidiaries of Brookfield (December 31, 2024: $140 million).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three-month period ended March 31, 2025, revenues of approximately $1 million were generated (2024: approximately $3 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three-month period ended March 31, 2025, expenses of $20 million were incurred (2024: $32 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at March 31, 2025 (December 31, 2024: $12 million) with a subsidiary of Brookfield.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. On May 24, 2024, the maturity dates of these loans were extended to May 24, 2029 with interest accruing at SOFR plus 210 basis points per annum until May 24, 2026 and SOFR plus 475 basis points per annum thereafter until maturity. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. Interest on each loan was $8 million for the three-month period ended March 31, 2025 (2024: $8 million).
On June 10, 2024, the partnership terminated its voting agreement over its Peruvian toll road operations, maintaining all control by Brookfield. On deconsolidation, the partnership assessed the fair value of the Peruvian toll road operations and concluded that its recoverable amount was higher than its carrying amount. On deconsolidation, the partnership’s interest in its Peruvian toll road operation has been recognized as a financial asset.
On December 24, 2024, the partnership, BIHC and BIPC completed the Arrangement pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX. The exchangeable shares are listed on the TSX and the NYSE under the symbol “BIPC”.

32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024 AND
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025 AND 2024
OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission	• Americas & Asia Pacific
	• Commercial & Residential Distribution	• Americas, Europe & Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Diversified Terminals	• North America, Europe & Asia Pacific
	• Rail	• Americas, Europe & Asia Pacific
	• Toll Roads	• Brazil and Peru

Midstream
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data
Provide infrastructure and services to telecom companies, technology and cloud computing providers and enterprise clients	• Data Transmission & Distribution	• North America, Europe & Asia Pacific
	• Data Storage	• Americas, Europe & Asia Pacific
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated May 9, 2025 and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.bip.brookfield.com, on SEDAR+’s website at www.sedarplus.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. As the businesses mature and cash flows have been de-risked, we seek to recycle capital and re-invest in assets that are expected to generate higher returns. An integral part of our strategy is to participate along with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our profile. We focus on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Q1 2025 INTERIM REPORT 33

Performance Targets and Key Measures
We target a total return of 12% to 15%+ per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See the “Segmented Disclosures” section of this MD&A for more detail.
Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of FFO that we utilize to fund some or all of our internally funded growth capital expenditures.
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% year-over-year increase in our quarterly distribution to $0.43 per unit (or $1.72 per unit annualized), starting with the distribution paid in March 2025, with an identical increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 8% over the last 12 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, (“IAS 34”) under the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS” and “IFRS Accounting Standards”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2024. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence or joint control, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders, Redeemable Partnership Units held by Brookfield, BIPC exchangeable shares held by public shareholders and class A.2 exchangeable shares held by Brookfield, as well as Exchange LP Units and BIPC Exchangeable LP Units held by public shareholders. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020, received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each has the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for-fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
Finally, in the third and fourth quarters of 2021, BIPC Exchange LP, a subsidiary of our partnership, issued BIPC Exchangeable LP Units in connection with the acquisition of our Canadian diversified midstream operation. BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable feature, we present the BIPC Exchangeable LP Units as a component of non-controlling interests.
34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

When we discuss the results of our operating segments, we present Brookfield Infrastructure’s share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS Accounting Standards as they (1) include Brookfield Infrastructure’s share of earnings (losses) from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS Accounting Standards.
Our presentation currency and functional currency is the U.S. dollar. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years.
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance and financial position as of March 31, 2025 and December 31, 2024 and for the three-month period ended March 31, 2025 and 2024. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.

	For the three-month period ended March 31
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2025	2024
Summary Statements of Operating Results
Revenues	$5,392	$5,187
Direct operating costs	(3,964)	(3,913)
General and administrative expenses	(97)	(97)
Interest expense	(899)	(794)
Share of earnings from investments in associates and joint ventures	123	41
Mark-to-market (losses) gains	(126)	4
Other income	249	398
Income tax expense	(152)	(12)
Net income	526	814
Net income attributable to our partnership(1)	125	170
Net income per limited partnership unit	$0.04	$0.10

1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
Three-month period ended March 31, 2025 and 2024
Net income for the three-month period ended March 31, 2025 was $526 million, of which $125 million (income of $0.04 per unit) was attributable to our partnership. This compares to net income of $814 million in the prior year, of which $170 million (income of $0.10 per unit) was attributable to our partnership. Current and prior year results benefited from contributions associated with recent acquisitions and organic growth across our base business, as well as gains recognized on the disposition of a partial interest in a subsidiary of our global intermodal logistics operation and the sale of our Mexican regulated natural gas transmission pipelines. These positive impacts were partially offset by higher borrowing costs associated with the financing of our growth initiatives and mark-to-market losses on our foreign currency hedging strategy. Prior period results benefited from a bargain purchase gain on the acquisition of a North American retail colocation data center business.
Revenues for the three-month period ended March 31, 2025 were $5,392 million, which represents an increase of $205 million compared to the same period in 2024. Revenues from our utilities segment increased by $159 million primarily driven by inflation indexation and capital commissioned into rate base across the segment. Revenues from our transport segment decreased by $79 million primarily as a result of a the disposition of a subsidiary at our Australian port operation and deconsolidation of our Peruvian toll road operation. Our midstream segment revenues remained consistent reflecting solid performance across our midstream portfolio. Revenues from our data segment increased by $328 million predominately due to the acquisition of an Indian telecom tower operation that closed in the third quarter of 2024 and organic growth in our data center platforms. Foreign exchange decreased our U.S. dollar revenues by $203 million, as the quarterly average exchange rate of most of the currencies in which we operate decreased relative to the prior year.
Q1 2025 INTERIM REPORT 35

Direct operating expenses for the three-month period ended March 31, 2025 were $3,964 million, an increase of $51 million compared to the three-month period ended March 31, 2024. Direct costs increased from the prior year due to $164 million of incremental costs (including depreciation) associated with recently acquired businesses and of costs associated with organic growth initiatives, net of recent dispositions. The impact of foreign exchange decreased our U.S. dollar costs by $113 million in aggregate.
General and administrative expenses totaled $97 million for the three-month period ended March 31, 2025, consistent with the three-month period ended March 31, 2024. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The average trading price of our outstanding securities during the period was consistent with the same period in the prior year.
Interest expense for the three-month period ended March 31, 2025 was $899 million, an increase of $105 million compared to the same period in 2024. Interest expense increased by $60 million related to recently acquired businesses and $90 million related to incremental financings added to existing investments and organic growth projects. The impact of foreign exchange decreased our U.S. dollar interest expense by $45 million in aggregate.
Our partnership’s share of earnings from investments in associates and joint ventures for the three-month period ended March 31, 2025 increased by $82 million when compared to the three-month period ended March 31, 2024. Current period results benefited from the gains recognized on the sales of our Mexican regulated natural gas transmission pipelines.
Mark-to-market losses for the three-month period ended March 31, 2025 were $126 million, compared to gains of $4 million in the prior year. Amounts in both the current and comparative periods are primarily driven by mark-to-market movements relating to foreign exchange contracts at the corporate level.
Other income for the three-month period ended March 31, 2025 was $249 million, compared to $398 million reported for the same period in 2024. Other income in the current period is principally comprised of gains recognized on the disposition of partial interest in a subsidiary of our global intermodal logistics operation which, which were partially offset by accretion expenses related to other long-term liabilities. Other income in the prior year was primarily comprised of a gain on the acquisition of our North American colocation data center operation.
Income tax expense for the three-month period ended March 31, 2025 was $152 million, compared to $12 million for the same period in 2024, as prior period results included one time deferred income tax recoveries.

36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	March 31, 2025	December 31, 2024
Cash and cash equivalents	$1,463	$2,071
Property, plant and equipment	50,986	50,847
Intangible assets	14,701	14,521
Total assets	103,655	104,590
Corporate borrowings	4,727	4,542
Non-recourse borrowings	46,027	46,552
Total liabilities	73,880	74,737
Limited Partners’ capital	4,585	4,704
General Partner capital	26	27
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,876	1,926
Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares	1,318	1,355
Non-controlling interest – Exchangeable units(1)	60	62
Non-controlling interest – perpetual subordinated notes	293	293
Non-controlling interest – in operating subsidiaries	20,699	20,568
Preferred unitholders	918	918
Partnership capital attributable to the partnership(2)	7,865	8,074
Total partnership’s capital	29,775	29,853
1.Includes non-controlling interest attributable to Exchange LP Units and BIPC exchangeable LP Units.
2.Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
Total assets were $103.7 billion at March 31, 2025, a decrease from $104.6 billion at December 31, 2024. The decrease of $0.9 billion is principally driven by the partial disposition and deconsolidation of a subsidiary of our global intermodal logistics operation, net of retained equity-accounted interest, and the sale of Mexican regulated natural gas transmission pipelines. These decreases were partially offset by the positive impacts of foreign exchange, as the period end exchange rate of most of the currencies in which we operate increased relative to the prior year.
Property, plant and equipment increased from $50.8 billion to $51.0 billion due to continued investments in capital assets and the impacts of foreign exchange, partially offset by quarterly depreciation expense. Intangible assets of $14.7 billion at March 31, 2025 increased from $14.5 billion at December 31, 2024, primarily due to the impacts of foreign exchange, partially offset by quarterly amortization.
Corporate borrowings have increased by $0.2 billion relative to December 31, 2024. During the period, issuances of commercial paper of $0.3 billion were partially offset by net repayments of our corporate credit facility of $0.1 billion.
Non-recourse borrowings decreased by $0.5 billion as compared to December 31, 2024. Reclassification of borrowings as held for sale and net debt repayments at our operating subsidiaries reduced non-recourse borrowings by $0.5 billion and $0.6 billion, respectively. These decreases were partially offset by foreign exchange impacts of $0.6 billion.
Our partnership capital decreased to $7.9 billion from $8.1 billion as at December 31, 2024 as income generated from operations and positive impacts of foreign currency translation were more than offset by the impact of distributions.
Q1 2025 INTERIM REPORT 37

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of			For the three-month period ended March 31
	March 31, 2025	December 31, 2024	Change	2025	2024	Change
Australian dollar	0.6247	0.6188	1%	0.6277	0.6578	(5)%
Brazilian real	0.1741	0.1615	8%	0.1709	0.2020	(15)%
British pound	1.2918	1.2516	3%	1.2603	1.2683	(1)%
Canadian dollar	0.6950	0.6953	—%	0.6970	0.7418	(6)%
Euro	1.0816	1.0353	4%	1.0527	1.0859	(3)%
Indian rupee	0.0117	0.0117	—%	0.0115	0.0120	(4)%
As at March 31, 2025, our consolidated partnership capital of $29.8 billion was invested in the following currencies: U.S. dollars - 31%; Canadian dollars - 23%; British pounds - 18%; Euro - 14%; Australian dollars - 7%; Brazilian reais - 2%; Indian rupees - 2%; and other currencies - 3%. As a result of our currency hedging program, 73% of our partnership capital is effectively denominated in U.S. dollars. Period end rates relative to the U.S. dollar at March 31, 2025 were higher than December 31, 2024 for our most significant non-U.S. dollar investments, which increased the carrying values of the assets and liabilities of our operations in these regions.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Australian dollar	$13	$(100)
Brazilian real	53	(43)
British pound	186	(56)
Canadian dollar	5	(86)
Indian rupee	(7)	20
Euro	183	(93)
Other	43	(83)
	476	(441)
Currency hedges(1)	(147)	213
	$329	$(228)
Attributable to:
Unitholders	$132	$(84)
Non-controlling interests	197	(144)
	$329	$(228)
1.     Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the three-month period ended March 31, 2025, was a gain of $476 million.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three-month period ended March 31, 2025, the average foreign exchange rate of the major currencies we operate in strengthened relative to the U.S. dollar, increasing U.S. dollar revenue and net income in these currencies.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the European, British, Australian and Canadian currencies. As a result, the impact of currency movements was partially offset by losses recognized on our currency hedges. For the three-month period ended March 31, 2025, our hedging program reduced the impact of foreign currency movements by $147 million.
38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2025	2024				2023
Three-month period ended	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$5,392	$5,444	$5,270	$5,138	$5,187	$4,970	$4,487	$4,256
Direct operating costs	(3,964)	(3,991)	(3,897)	(3,875)	(3,913)	(3,577)	(3,384)	(3,280)
Share of earnings (loss) from investments in associates and joint ventures	123	247	56	95	41	(13)	96	273
Expenses
Interest	(899)	(894)	(873)	(826)	(794)	(726)	(640)	(567)
General and administrative	(97)	(103)	(113)	(92)	(97)	(101)	(100)	(109)
Valuation items
Fair value changes and other	123	(154)	(130)	(175)	402	(105)	(65)	382
Income tax expense	(152)	(98)	(79)	(81)	(12)	(172)	(138)	(182)
Net income	526	451	234	184	814	276	256	773
Net income attributable to others(1)	500	339	307	222	758	358	233	587
Net income (loss) attributable to limited partners	26	112	(73)	(38)	56	(82)	23	186
Net income (loss) per limited partnership unit(2)	$0.04	$0.22	$(0.18)	$(0.10)	$0.10	$(0.20)	$0.03	$0.38
1.Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Refer to Note 16, Partnership Capital, for further details.
A significant driver of our results continues to be from organic growth which consists of inflation-indexation, GDP-linked volume increases and reinvested capital. In addition, results have benefited over the last eight quarters from the contribution of new investments. On a constant currency basis, these items resulted in increases in our revenues, direct operating costs, interest charges and depreciation and amortization expense. The increases were partially offset by the impact of dispositions. In addition to the aforementioned items, net income is impacted by fair value adjustments, mark-to-market movements, and other income and expenses.
Our business continues to deliver financial results that are in line with expectations. Our partnership benefits from significant sector and geographic diversification, ownership of long-life and essential assets, substantial barriers to entry to the sectors we operate in, and cash flows that are generated under long-term contractual or regulated frameworks. Our stable and predictable cash flow profile is further strengthened by our principled approach to counterparty selection and capital structure.
SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Adjusted EBITDA includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Along with net income and other IFRS measures, FFO and Adjusted EBITDA are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Q1 2025 INTERIM REPORT 39

Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS Accounting Standards, FFO, AFFO, Adjusted EBITDA and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended March 31
Key Metrics	2025	2024
Net income attributable to partnership(1)	$125	$170
Net income per limited partnership unit(2)	0.04	0.10
Funds from Operations (FFO)(3)	646	615
Per unit FFO(4)	0.82	0.78
Adjusted Funds from Operations (AFFO)(3)	537	512
Return on invested capital(5)	14%	14%
Adjusted EBITDA(3)	1,052	1,006
Distributions per unit(6)	0.43	0.41
FFO payout ratio(7)	68%	67%
AFFO payout ratio(8)	81%	80%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Average number of limited partnership units outstanding on a time weighted basis for the three-month period ended March 31, 2025 was 461.9 million (2024: 461.4 million).
3.Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
4.Average units outstanding on a time weighted basis during the three-month period ended March 31, 2025 was 792.3 million (2024: 792.0 million).
5.Return on invested capital is calculated as AFFO adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
6.Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable LP Units and BIPC exchangeable shares and class A.2 exchangeable shares outstanding as of the record date. During the three-month period ended March 31, 2025, the partnership paid quarterly distributions of $0.43 per unit (2024: $0.41).
7.FFO payout ratio is defined as distributions paid (inclusive of GP incentive distribution, preferred unit distributions, and interests on perpetual notes classified as equity) divided by FFO.
8.AFFO payout ratio is defined as distributions paid (inclusive of GP incentive, preferred unit distributions, and interests on perpetual notes classified as equity) divided by AFFO.
For the three-month period ended March 31, 2025, FFO totaled $646 million ($0.82 per unit) compared to FFO of $615 million ($0.78 per unit) for the same quarter in 2024. Organic growth was within our 6 to 9% range at 7%, capturing annual inflationary rate increases, higher revenues across our critical infrastructure networks and earnings associated with capital commissioned over the last 12 months.
40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, midstream, data and corporate. Key metrics and measures are presented in accordance with our partnership’s share of the underlying results, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a discussion of the importance of our partnership’s presentation, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS Accounting Standards.

Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by a regulatory body, or price control frameworks. These include our regulated transmission (natural gas and electricity) and commercial and residential distribution operations (electricity, natural gas and water connections). Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
Due to the franchise frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.
The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 2,900 kilometers of electricity transmission lines in Brazil
•Approximately 3,500 kilometers of natural gas pipelines in Brazil and India
Commercial and Residential Distribution
•Approximately 8.5 million connections, predominantly electricity and natural gas
•Provides residential decarbonization infrastructure, as well as other essential home services and policies to approximately 10.4 million customers with approximately 17.2 million policies and 1.7 million rental contracts in Canada, the United States, Germany, and the U.K.
•Over 0.7 million long-term contracted sub-metering services within Canada and the United States
•Approximately 2.8 million meters under management in Australia and New Zealand

Q1 2025 INTERIM REPORT 41

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Funds from Operations (FFO)	$192	$190
Maintenance capital expenditures	(20)	(18)
Adjusted Funds from Operations (AFFO)	$172	$172

Adjusted EBITDA(1)	$324	$316
Rate base	6,614	6,989
Return on rate base(2),(3)	12%	12%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Return on rate base is calculated as Adjusted EBITDA divided by weighted average rate base.
3.Return on rate base excludes impact of EBITDA earned from our home services policies, connections revenue, return of capital and IFRS 16 adjustments.

Our partnership earns a return on a regulated or notionally stipulated asset base, a metric which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
For the three-month period ended March 31, 2025, our utilities segment generated Adjusted EBITDA and FFO of $324 million and $192 million, compared to $316 million and $190 million, respectively, in the prior year. Results benefited from strong organic growth due to the continued benefit of inflation indexation and the commissioning of approximately $450 million of capital into the rate base over the last twelve months. Results were impacted by the depreciation of the Brazilian real and from lower rates on foreign exchange hedge contracts. FFO was further impacted by higher borrowing costs associated with funding growth projects, higher interest rates in Brazil and an upfinancing completed at our Brazilian regulated gas transmission business.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2025	2024	2025	2024
Commercial & Residential Distribution	$185	$174	$130	$119
Regulated Transmission	139	142	62	71
Total	$324	$316	$192	$190
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended March 31, 2025, our commercial and residential distribution operations generated Adjusted EBITDA of $185 million and FFO of $130 million, compared to $174 million and $119 million, respectively, in the prior year. Results benefited from inflation indexation, growth in the customer base at our U.K. regulated distribution business and capital commissioned into rate base over the last 12 months. Results were impacted by lower rates on our foreign exchange hedge contracts.
For the three-month period ended March 31, 2025, our regulated transmission operations generated Adjusted EBITDA of $139 million and FFO of $62 million, compared to $142 million and $71 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased from the prior year due to the depreciation of the Brazilian real. The base business benefited from annual inflationary tariff increases across our operations and the commissioning of our largest concession at our Brazilian electricity transmission operation. FFO was further impacted by higher borrowing costs from higher interest rates in Brazil and an upfinancing completed at our Brazilian regulated gas transmission business.
42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the roll-forward of our rate base:

US$ MILLIONS	For the three-month period ended March 31, 2025	For the 12-month period ended December 31, 2024
Rate base, start of period(1)	$6,699	$7,117
Capital expenditures commissioned	98	468
Inflation and other indexation	148	57
(Asset sales) acquisitions	(465)	78
Regulatory depreciation	(27)	(173)
Foreign exchange and other	161	(848)
Rate base, end of period	$6,614	$6,699
1.Rate base excludes our North American and European residential warranty businesses.
As of March 31, 2025, our rate base was $6.6 billion. Rate base decreased compared to December 31, 2024 as inflation indexation, new connections at our U.K regulated distribution business and long-term rental contracts secured at our residential decarbonization infrastructure platform were more than offset by the sale of our interest in two Mexican regulated natural gas transmission pipelines.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next 2-3 years, as well as capital to be commissioned:

US$ MILLIONS	For the three-month period ended March 31, 2025	For the 12-month period ended December 31, 2024
Capital backlog, start of period	$542	$562
Additional capital project mandates	131	485
Less: capital expenditures	(112)	(487)
Foreign exchange and other	9	(18)
Capital backlog, end of period	570	542
Construction work in progress	504	477
Total capital to be commissioned	$1,074	$1,019
Capital backlog relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. As of March 31, 2025, total capital to be commissioned was $1.1 billion which was consistent with $1.0 billion as of December 31, 2024. New connection mandates awarded were partially offset by capital projects commissioned into rate base. The largest contributor to capital expected to be commissioned into rate base is our U.K. regulated distribution business (approximately $740 million).

Q1 2025 INTERIM REPORT 43

Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are generally paid an access or transportation fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Diversified Terminals
•Global fleet of approximately 7 million twenty-foot equivalent unit (“TEU”) intermodal containers under long-term contracts
•Approximately 30 million tonnes per annum (“mtpa”) liquefied natural gas (“LNG”) export terminal in the United States
•An approximately 85 mtpa export facility in Australia
•10 terminals in the U.K. and Australia facilitating global trade of goods, natural resources and commodities
Rail
•113 short line and regional freight railroads comprising approximately 21,000 km of track in North America and Europe
•Sole provider of rail network in the southern half of Western Australia with approximately 5,500 km of track and operator of approximately 9,800 km of rail in Brazil, of which 8,000 km are owned
Toll Roads
•Approximately 3,300 km of motorways in Brazil and Peru
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Funds from Operations (FFO)	$288	$302
Maintenance capital expenditures	(34)	(47)
Adjusted Funds from Operations (AFFO)	$254	$255

Adjusted EBITDA(1)	$395	$401
Adjusted EBITDA margin(2)	68%	65%
Growth capital expenditures	$51	$74
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three-month period ended March 31, 2025, our transport segment generated FFO of $288 million compared to $302 million in the prior year. Results benefited from average rate increases of 4% across our toll road portfolio and 2% across our rail networks. Results were impacted by the depreciation of the Brazilian real and lower rates on foreign exchange hedge contracts. FFO was further impacted by higher borrowing costs at our Brazilian toll road operations. Current year results reflect a full quarter contribution from an additional 10% interest in our Brazilian rail network.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2025	2024	2025	2024
Diversified Terminals	$219	$219	$159	$161
Rail	114	113	87	89
Toll Roads	62	69	42	52
Total	$395	$401	$288	$302
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended March 31, 2025, our diversified terminals operations reported Adjusted EBITDA of $219 million and FFO of $159 million compared to $219 million and $161 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflationary increases, offset by lower rates on foreign exchange hedge contracts.
For the three-month period ended March 31, 2025, our rail business generated Adjusted EBITDA of $114 million and FFO of $87 million compared to $113 million and $89 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflationary tariff increases of 2%, offset by the impact of foreign exchange. Current year results reflect a full quarter contribution from an additional 10% interest in our Brazilian rail network, which saw lower volumes due to weather related harvest delays.
For the three-month period ended March 31, 2025, our toll roads contributed Adjusted EBITDA of $62 million and FFO of $42 million compared to $69 million and $52 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from an average inflationary tariff increase of 4% and a 6% increase in traffic volumes across the portfolio. Results were impacted by the depreciation of the Brazilian real and higher borrowing costs.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended March 31, 2025	For the 12-month period ended December 31, 2024
Capital backlog, start of period	$461	$714
Additional capital project mandates	48	151
Impact of acquisitions	—	9
Less: capital expenditures	(51)	(337)
Foreign exchange and other	11	(76)
Capital backlog, end of period	469	461
Construction work in progress	182	193
Total capital to be commissioned	$651	$654
Capital to be commissioned includes projects such as upgrading and expanding our rail networks, enhancing and modernizing existing infrastructure at our terminals, and increasing and widening lanes on certain routes to support traffic growth. As of March 31, 2025, total capital to be commissioned was $651 million compared to $654 million as of December 31, 2024.
Recent Developments
In April 2025, we signed an agreement to exit our Australian container terminal operation, which will result in proceeds of $1.2 billion (approximately $0.5 billion net to BIP). The transaction is expected to close in the second half of this year, subject to customary closing conditions.
Q1 2025 INTERIM REPORT 45

Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as some of our natural gas transmission pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or strong positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable. Approximately 75% of our midstream segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our objectives for our midstream segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our midstream segment is comprised of the following:
•Approximately 15,000 km of natural gas transmission pipelines in the United States
•Approximately 10,600 kilometers of pipelines which include long-haul, conventional and natural gas gathering pipelines in Canada
•16 natural gas and natural gas liquids processing facilities, with approximately 5.6 billion cubic feet (“Bcf”) per day of gross processing capacity in Canada
•Approximately 570 Bcf of natural gas storage in the United States and Canada
•525,000 tonnes per year of polypropylene production capacity in Canada
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Funds from Operations (FFO)	$169	$170
Maintenance capital	(47)	(33)
Adjusted Funds from Operations (AFFO)	$122	$137

Adjusted EBITDA(1)	264	256
Adjusted EBITDA margin(2)	62%	56%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.
For the three-month period ended March 31, 2025, our midstream operations generated Adjusted EBITDA and FFO of $264 million and $169 million compared to $256 million and $170 million in the prior year. Adjusted EBITDA and FFO benefited from higher contracted and market sensitive revenues across our midstream operations, and were partially impacted from lower rates on foreign exchange hedge contracts and lower production at our polypropylene facility. FFO was impacted by higher borrowing costs associated with an upfinancing completed at our North American gas storage operations.
46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended March 31, 2025	For the 12-month period ended December 31, 2024
Capital backlog, start of period	$230	$270
Additional capital project mandates	8	126
Less: capital expenditures	(60)	(155)
Foreign exchange and other	—	(11)
Capital backlog, end of period	178	230
Construction work in progress	192	142
Total capital to be commissioned	$370	$372
As of March 31, 2025, total capital to be commissioned was $370 million compared to $372 million as of December 31, 2024. The total capital to be commissioned relates to additional growth projects that are expected to expand capacity across our North American midstream businesses.
Recent Developments
In April 2025, our partnership, alongside institutional partners, reached a definitive agreement to acquire 100% of the world-class midstream asset portfolio Colonial Enterprises (“Colonial”), which includes the Colonial Pipeline, for an enterprise value of approximately $9 billion. Colonial is comprised of the largest refined products system in the U.S., spanning approximately 5,500 miles between Texas and New York. The business has a multi-decade track record of strong performance and high utilization serving a high-quality customer base along the U.S. East Coast. At closing, BIP’s equity investment is expected to be $500 million, which represents approximately 15% of the total equity investment. The transaction is expected to close in the second half of 2025, subject to customary closing conditions.
Q1 2025 INTERIM REPORT 47

Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to telecom companies, technology and cloud computing providers, and enterprise clients, while our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments. The majority of these services and access to infrastructure are contracted on a medium to long-term basis (up to over 25 years) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows. Over 95% of our Data segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in Germany, Austria, France, the U.K., the United States and India. Within our data storage operations, we have approximately 2,200 large, blue-chip enterprise customers, predominantly in the U.S. that are diversified across multiple industries, and hyperscale customers who utilize our operations across the Americas, Europe and Asia Pacific.
Our objectives for the data segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 306,000 operational telecom towers in India, France, Germany, Austria and the U.K.
•Approximately 28,000 km of fiber optic cable located in Australia, Brazil, and the United States
•Over 70 distributed antenna systems in the U.K.
•Approximately 360,000 million fiber-to-the-premise connections in Australia and the United States
•2 semiconductor manufacturing foundries in the United States
Data Storage
•Over 140 data centers, with approximately 1 gigawatt of installed critical load capacity, and an additional approximately 600 megawatts of contracted capacity
Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Funds from Operations (FFO)	$102	$68
Maintenance capital	(8)	(5)
Adjusted Funds from Operations (AFFO)	$94	$63

Adjusted EBITDA(1)	$166	$130
Adjusted EBITDA margin(2)	67%	62%
Growth capital expenditures	$507	$228
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three-month period ended March 31, 2025, our data segment generated Adjusted EBITDA and FFO of $166 million and $102 million, respectively, versus $130 million and $68 million, respectively, in the prior year. Results benefited from additional points-of-presence at our tower and fiber operations and the commissioning of additional megawatts across our global data center platform. Current year results also reflect contribution from the tuck-in acquisition of 76,000 telecom tower sites in India.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2025	2024	2025	2024
Data Transmission & Distribution	$103	$84	$73	$50
Data Storage	63	46	29	18
Total	$166	$130	$102	$68
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended March 31, 2025, our data transmission and distribution operations generated Adjusted EBITDA of $103 million and FFO of $73 million, compared to $84 million and $50 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from additional points-of-presence across our portfolio, and were partially impacted by lower rates on foreign exchange hedge contracts. Current year results also reflect contribution from the tuck-in acquisition of 76,000 telecom tower sites in India.
For the three-month period ended March 31, 2025, our data storage operations generated Adjusted EBITDA of $63 million and FFO of $29 million, compared to $46 million and $18 million, respectively, in the prior year. Results benefited from the commissioning of additional megawatts across our global data center portfolio and new customer contracts at our U.S. colocation data center operation.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended March 31, 2025	For the 12-month period ended December 31, 2024
Capital backlog, start of period	$3,888	$4,104
Impact of (asset sales) acquisitions	—	(4)
Additional capital project mandates	194	1,031
Less: capital expenditures	(507)	(1,187)
Foreign exchange and other	18	(56)
Capital backlog, end of period	3,593	3,888
Construction work in progress	2,257	1,829
Total capital to be commissioned	$5,850	$5,717

As of March 31, 2025, total capital to be commissioned was $5.9 billion compared to $5.7 billion as of December 31, 2024. Capital to be commissioned includes approximately $4.4 billion within our Data Transmission & Distribution operations and approximately $1.5 billion at our Data Storage operations. Capital to be commissioned includes projects such as our partnership with Intel to build two semiconductor foundries in United States, the build-out of additional sites and new tenancies at our telecom tower operations, additional connections across our global fiber operations and increasing the capacity of our data storage network.
Recent Developments
On December 31, 2024, our North American hyperscale data center platform secured the sale of a non-core data center site, generating approximately $400 million in net proceeds (over $60 million net to BIP), with closing expected later this year.
During the first quarter, our partnership signed an agreement to sell a 30% interest in a 244-megawatt portfolio of de-risked and operating sites in Europe to a financial sponsor for approximately $460 million in proceeds (approximately $90 million net to BIP).
Q1 2025 INTERIM REPORT 49

The following table presents the components of our Corporate segment, at our partnership’s share:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Adjusted EBITDA(1)	$(97)	$(97)
Funds from Operations (FFO)	(105)	(115)
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended March 31, 2025, Adjusted EBITDA and FFO for our Corporate segment were losses of $97 million and $105 million, compared to $97 million and $115 million, respectively, in the prior year. Results of our Corporate segment are mainly driven by management fees. Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Invested Capital.
Adjusted EBITDA, FFO, AFFO and Invested Capital are presented based on our partnership’s share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Adjusted EBITDA, FFO, AFFO and Invested Capital are not, and are not intended to be, presented in accordance with IFRS Accounting Standards. Under IFRS Accounting Standards, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 10 of our partnership’s financial statements included herein. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, depreciation and amortization, deferred income taxes and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS Accounting Standards as these reconciling items include our partnership’s share of earnings (losses) from investments in associates attributable to each of the above-noted items, and exclude the share of earnings (losses) of consolidated investments not held by our partnership apportioned to each of the above-noted items.
We provide financial results attributable to the partnership because we believe they assist investors and analysts in estimating our overall performance and understanding our partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS Accounting Standards. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS Accounting Standards, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Invested Capital has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate results attributable to the partnership or common equity differently than we do.
Because of these limitations, our financial information presented based on the partnership’s share in the underlying operations should not be considered in isolation or as a substitute for our financial statements as reported under IFRS Accounting Standards.
See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS Accounting Standards along with a breakdown of each of the reconciling items by type and by operating segment.
Net income is the most directly comparable IFRS measure to FFO, AFFO and Adjusted EBITDA. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FFO has limitations as an analytical tool:
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;
•FFO does not include the impact of mark-to-market gains or losses;
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations;
•Our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market gains (losses) which indicate a point-in-time approximation of value on items we consider long-term. Finally, we add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
In addition, we focus on AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.
We also focus on Adjusted EBITDA. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of our current capital structure and tax profile in assessing the operating performance of our businesses.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Q1 2025 INTERIM REPORT 51

A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Net income	$526	$814
Add back or deduct the following:
Depreciation and amortization expense	960	936
Share of earnings from investments in associates and joint ventures(1)	(123)	(41)
FFO contribution from investments in associates and joint ventures(1)	234	225
Deferred tax expense	(38)	(150)
Mark-to-market losses (gains)	126	(4)
Other income(2)	(132)	(309)
FFO attributable to non-controlling interests(3)	(907)	(856)
FFO	646	615
Maintenance capital expenditures	(109)	(103)
AFFO	$537	$512
1.FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. With consideration of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of FFO recorded within our investments in associates and joint ventures.
2.Other income corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
3.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership.
All reconciling amounts from net income to FFO presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “FFO contribution from investments in associates and joint ventures” and “FFO attributable to non-controlling interests”, our partnership’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements; FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended March 31, 2025, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures, and FFO attributable to non-controlling interests. Depreciation and amortization for the three month period increased from the prior year due to recent acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year predominantly due to recent acquisitions and organic growth which were partially offset by impact of dispositions. FFO contribution from investments in associates and joint ventures increased from the prior year mainly as a result of organic growth, partially offset by dispositions.
The difference between net income and AFFO is due to the aforementioned items, in addition to maintenance capital expenditures of $109 million for the three-month period ended March 31, 2025 (2024: $103 million).
52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Net income	$526	$814
Add back or deduct the following:
Depreciation and amortization expense	960	936
Interest expense	899	794
Share of earnings from investments in associates and joint ventures(1)	(123)	(41)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	343	336
Income tax expense	152	12
Mark-to-market losses (gains)	126	(4)
Other income	(249)	(398)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,582)	(1,443)
Adjusted EBITDA	$1,052	$1,006
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the Adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
All reconciling amounts presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “Adjusted EBITDA contributions from investments in associates and joint ventures” and “Adjusted EBITDA attributable to non-controlling interests”, our partnership’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended March 31, 2025, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures, and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization for the three-month period increased from the prior year due to recent acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year. Adjusted EBITDA contributions from investments in associates and joint ventures increased from the prior year, mainly as a result of contributions from organic growth, partially offset by dispositions. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to recent acquisitions and organic growth which were partially offset by the impact of dispositions.
Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended March 31
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2025	2024
Net income per limited partnership unit(1)	$0.04	$0.10
Add back or deduct the following:
Depreciation and amortization	0.54	0.54
Deferred taxes and other items(2)	0.24	0.14
Per unit FFO(3)	$0.82	$0.78
1.Average number of limited partnership units outstanding on a time weighted basis for the three-month period ended March 31, 2025 was 461.9 million (2024: 461.4 million).
2.Refer to the reconciliation of net income to FFO above for a description of balances included within other.
3.Average units outstanding on a time weighted basis during the three-month period ended March 31, 2025 was 792.3 million (2024: 792.0 million).
Q1 2025 INTERIM REPORT 53

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	March 31, 2025	December 31, 2024
Partnership Capital	$29,775	$29,853
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(20,699)	(20,568)
Deficit	5,976	5,674
Accumulated other comprehensive income	(1,426)	(1,335)
Ownership changes and other	(653)	(653)
Invested Capital	$12,973	$12,971
Invested capital increased as a result of the issuance of $2 million of limited partnership units during the three-month period ended March 31, 2025.
The following table presents the change in Invested Capital during the three-month period ended March 31, 2025 and 2024:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Opening balance	$12,971	$13,032
Issuance of limited partnership units	2	3
Ending balance	$12,973	$13,035
Weighted Average Invested Capital	$12,971	$13,032
We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our Invested Capital to determine how much capital we believe was returned in the current year.
AFFO is defined as FFO less maintenance capital expenditures. AFFO for the three-month period ended March 31, 2025 were $537 million (2024: $512 million). Estimated returns of capital for the three-month period ended March 31, 2025 were $32 million (2024: $31 million).
Our partnership has met its investment return objectives for the three-month period ended March 31, 2025 with returns on Invested Capital of 14% (2024: 14%).
Reconciliation of Segment Adjusted EBITDA
Adjusted EBITDA for each of our operating segments is presented based on our partnership’s share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, interest, depreciation and amortization, income taxes, the impact of mark-to-market losses (gains) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS Accounting Standards as these reconciling items include our partnership’s share of earnings (losses) from investments in associates and joint ventures attributable to each of the above-noted items, and exclude the share of earnings (losses) of consolidated investments not held by the partnership apportioned to each of the above-noted items.
54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS Accounting Standards:

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$277	$465	$71	$(86)	$(201)	$526

Add back or deduct the following:
Depreciation and amortization	220	273	197	270	—	960
Interest expense	274	151	161	246	67	899
Share of (earnings) losses from investments in associates and joint ventures(1)	(78)	(37)	(17)	(3)	12	(123)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	30	191	46	76	—	343
Income tax expense	93	7	16	21	15	152
Mark-to-market losses (gains)	5	(5)	17	69	40	126
Other expenses (income)	11	(245)	11	4	(30)	(249)
Adjusted EBITDA attributable to non-controlling interests(2)	(508)	(405)	(238)	(431)	—	(1,582)
Adjusted EBITDA	$324	$395	$264	$166	$(97)	$1,052

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024 US$ MILLIONS	Utilities		Transport		Midstream		Data		Corporate		Total
Consolidated segment net income (loss)	$209		$187		$45		$528		$(155)		$814

Add back or deduct the following:
Depreciation and amortization	217		272		240		207		—		936
Interest expense	242		138		149		199		66		794
Share of (earnings) losses from investments in associates and joint ventures(1)	(2)		(48)		(21)		16		14		(41)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	32		190		46		68		—		336
Income tax expense (recovery)	118		17		(14)		(122)		13		12
Mark-to-market losses (gains)	11		—		15		5		(35)		(4)
Other (income) expenses	(4)		69		17		(480)		—		(398)
Adjusted EBITDA attributable to non-controlling interests(2)	(507)		(424)		(221)		(291)		—		(1,443)
Adjusted EBITDA	$316	$—	$401	$—	$256	$—	$130	$—	$(97)	$—	$1,006
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the Adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
Q1 2025 INTERIM REPORT 55

CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distribution to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at March 31, 2025 and December 31, 2024.
Our group-wide liquidity at March 31, 2025, consisted of the following:

	As of
US$ MILLIONS	March 31, 2025	December 31, 2024
Corporate cash and financial assets	$135	$276
Committed corporate credit facility	2,225	2,225
Subordinate corporate credit facility	1,000	1,000
Draws under corporate credit facility	(160)	(300)
Commitments under corporate credit facility	(10)	(10)
Commercial paper	(1,176)	(850)
Partnership’s share of cash retained in businesses	1,111	1,525
Partnership’s share of availability under subsidiary credit facilities	1,767	1,617
Group-wide liquidity	$4,892	$5,483
We believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $4.9 billion, a decrease over our liquidity position as at December 31, 2024, primarily due to increased borrowings from our commercial paper program.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of March 31, 2025, scheduled principal repayments over the next five years are as follows:

		For the one-year period ended March 31
US$ MILLIONS	Average Term (years)	2026	2027	2028	2029	2030	Beyond	Total
Corporate borrowings(1)	16	$—	$313	$487	$487	$348	$1,786	$3,421
Non-recourse borrowings	7	2,530	3,890	4,271	6,031	6,209	23,927	46,858
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	March 31, 2025	December 31, 2024
Consolidated debt	$50,754	$51,094
Add: partnership’s share of debt of investments in associates:
Utilities	290	608
Transport	3,778	3,494
Midstream	486	488
Data	5,959	4,190
Less: borrowings attributable to non-controlling interest	(29,762)	(29,927)
Premium on debt, cross currency swaps and other	658	696
Debt attributable to the partnership	$32,163	$30,643
56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnership’s share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	March 31, 2025	December 31, 2024
Debt attributable to the partnership
Utilities	$5,824	$5,966
Transport	7,243	7,513
Midstream	5,965	6,076
Data	8,404	6,546
Corporate	4,727	4,542
Total debt attributable to the partnership	$32,163	$30,643
Partnership’s share of cash retained in businesses(1)
Utilities	$157	$273
Transport	304	390
Midstream	124	122
Data	526	740
Corporate(2)	135	276
Total partnership’s share of cash retained in businesses	$1,246	$1,801
Net debt
Utilities	$5,667	$5,693
Transport	6,939	7,123
Midstream	5,841	5,954
Data	7,878	5,806
Corporate	4,592	4,266
Total net debt	$30,917	$28,842
1.The partnership’s share of cash retained in the businesses includes $717 million of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $529 million of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
2.The partnership’s share of cash retained in corporate includes corporate financial assets.

Q1 2025 INTERIM REPORT 57

As of March 31, 2025, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2025	2026	2027	2028	2029	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	16	$—	$—	$313	$487	$487	$2,134	$3,421
Total recourse borrowings	16	—	—	313	487	487	2,134	3,421
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	9	248	352	209	542	387	2,477	4,215
Regulated Transmission	7	51	77	102	154	393	832	1,609
	9	299	429	311	696	780	3,309	5,824

Transport
Diversified Terminals	6	97	395	779	299	809	2,063	4,442
Rail	6	61	195	20	274	195	948	1,693
Toll Roads	8	61	124	161	142	123	497	1,108
	6	219	714	960	715	1,127	3,508	7,243

Midstream(3)	6	16	208	466	772	1,099	3,404	5,965

Data
Data Transmission & Distribution	8	65	186	173	487	806	4,213	5,930
Data Storage	5	48	509	303	341	349	924	2,474
	7	113	695	476	828	1,155	5,137	8,404

Total non-recourse borrowings(2),(4)	7	647	2,046	2,213	3,011	4,161	15,358	27,436
Total borrowings(5)	8	$647	$2,046	$2,526	$3,498	$4,648	$17,492	$30,857
Percentage of total borrowings		1%	5%	7%	10%	15%	62%	100%
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details. The calculation of net debt in the table above excludes these adjustments.
2.Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
3.Commercial paper obligations at our Canadian diversified midstream operations are fully backstopped by their credit facility, and have been presented in the table above in accordance with its related maturity.
4.As of March 31, 2025, no debt attributable to the partnership was in breach of asset-level financial covenants.
5.As of March 31, 2025, approximately 35% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 15% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 12% of our total borrowings, inclusive of the impact of interest rate swaps.

Debt attributable to the partnership has an average term of seven years. Our partnership’s share of net debt-to-capitalization ratio, defined as our partnership’s share of net debt divided by the sum of our partnership’s share of net debt and invested capital, as of March 31, 2025 was 70%. The weighted average cash interest rate is 6.0% for the overall business (March 31, 2024: 5.8%), in which our utilities, transport, midstream, data, and corporate segments were 7.1%, 6.0%, 5.6%, 6.1% and 5.0%, respectively (March 31, 2024: 6.8%, 5.5%, 5.7%, 6.0% and 5.4%).
We define “debt attributable to the partnership,” which is a non-IFRS measure, as our partnership’s share of borrowing obligations relating to our investments in various portfolio businesses. Net debt is debt attributable to the partnership, net of the partnership’s share of cash and cash equivalents. Our partnership’s share of cash and cash equivalents is calculated as cash and cash equivalent as reported under IFRS Accounting Standards, plus our share of cash and cash equivalents held by investments in associates and joint ventures, less the amounts attributable to non-controlling interests.
58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Debt attributable to the partnership and net debt are not, and are not intended to be, presented in accordance with IFRS Accounting Standards. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS Accounting Standards, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of debt attributable to the partnership and net debt has limitations as an analytical tool, including the following:
•Debt attributable to the partnership and net debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our partnership may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate debt attributable to the partnership for all of our portfolio investments; and
•Other companies may calculate debt attributable to the partnership and net debt differently than we do.
Debt attributable to the partnership and net debt are presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, both metrics are expected to provide useful information as to how the partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage. Further, the partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any other non-consolidated investments.
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Weighted average Invested Capital for the three-month period ended March 31, 2025 was $12,971 million. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for more details.
Q1 2025 INTERIM REPORT 59

CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at March 31, 2025:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$3,740	$43	$10	$210	$4,003
Corporate borrowings(1)	1,176	—	1,447	2,134	4,757
Non-recourse borrowings(1)	2,530	3,890	16,510	23,928	46,858
Financial liabilities	310	126	219	2,215	2,870
Lease liabilities	624	663	1,661	2,779	5,727
Interest expense:
Corporate borrowings(2)	184	184	459	2,070	2,897
Non-recourse borrowings	2,946	2,822	6,874	5,475	18,117
1.Borrowings excludes deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
2.Interest expense on Corporate borrowings include undiscounted interest obligations on $300 million, $250 million and $158 million of subordinated notes maturing March 15, 2055, May 24, 2081 and May 31, 2084 with coupon rates of 6.8%, 5.0% and 7.3%, respectively.
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $376 million per year based on the March 31, 2025 market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of March 31, 2025. The adjusted equity investment balances reflect the book value of our assets as of March 31, 2025 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	GBP	EUR	AUD	BRL	CAD(2)	INR	Other
Gross Equity Investments – US$	$4,582	$2,453	$1,890	$1,528	$1,146	$842	$266	$288
Corporate Items – US$(3)	(3,919)	—	—	—	—	—	—	—
Equity Investment – US$	663	2,453	1,890	1,528	1,146	842	266	288
FX contracts – US$	5,963	(1,521)	(1,884)	(1,101)	(313)	(839)	(266)	(39)
Net unhedged	$6,626	$932	$6	$427	$833	$3	$—	$249
% of equity investment hedged	N/A	62%	100%	72%	27%	100%	100%	14%
1.USD net equity investment excludes $389 million of preferred units and $293 million of perpetual subordinated notes.
2.CAD net equity investment excludes $529 million of preferred units and preferred shares.
3.Includes medium-term notes, subordinated notes, commercial paper issuances, the deposit from our parent and working capital at the corporate level.
At March 31, 2025, 73% of our net equity investment is U.S. dollar functional. For the three-month period ended March 31, 2025, we recorded losses in comprehensive income of $119 million (March 31, 2024: gains of $135 million) related to foreign exchange contracts.
60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has over $2 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
From a treasury management perspective, the partnership manages its cash reserves with a view of minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
DISTRIBUTION POLICY

Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. Our partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of FFO to fund the equity component of recurring growth capital expenditures.

The following table presents the partnership’s payout ratios:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Net income attributable to the partnership(1)	$125	$170
Funds from Operations (FFO)	646	615
Adjusted Funds from Operations (AFFO)	537	512
Distributions(2)	437	411
FFO payout ratio(3)	68%	67%
AFFO payout ratio(4)	81%	80%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Includes partnership distributions, partnership preferred distributions, and perpetual subordinated note distributions.
3.FFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by FFO.
4.AFFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by AFFO.
The partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year considering the following:
i) The results from the prior year as well as the budget for the upcoming year and the five-year business plan based on the partnership’s share of Funds from Operations generated by our assets;
ii) The partnership’s group-wide liquidity and its ability to fund committed capital investments.
Q1 2025 INTERIM REPORT 61

SUPPLEMENTAL FINANCIAL INFORMATION
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of debt securities issued by Brookfield Infrastructure Finance ULC (“Alberta Finco”) and BIP Bermuda Holdings I Limited (“Bermuda Holdco”), which are fully and unconditionally guaranteed, on a subordinated basis, by our partnership. In addition, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Brookfield Infrastructure Holdings (Canada) Inc. (“Can Holdco”), Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc. (“BIPC Holdings”) (collectively, together with our partnership, “Guarantor Group A” or the “Group A Guarantors”) have also guaranteed the payment of principal, premium (if any), interest and certain other amounts under certain series of senior or subordinated debt securities issued by Alberta Finco (including the 2021 Alberta Finco Notes (as described below)) or and Bermuda Holdco (including the Perpetual Subordinated Notes (as defined below)), as applicable. Separately, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Can Holdco, Brookfield Infrastructure LLC and BIPC Holdings (collectively, together with our partnership, “Guarantor Group B” or the “Group B Guarantors”) have guaranteed, and may in the future guarantee, the payment of principal, premium (if any), interest and certain other amounts under certain other senior or subordinated debt securities issued from time to time by Alberta Finco (including the 2024 Alberta Finco Notes (as defined below)) or and Bermuda Holdco, as applicable.
Fincos and Guarantor Group A
The following tables present summarized financial information for the following:
•Alberta Finco and Bermuda Holdco (together, the “Fincos”); and
•the Guarantor Group A (including our partnership).
For purposes of the tables immediately below, “Fincos and Guarantors” refers to each of the entities identified immediately above, without duplication.

	Statement of Operating Results
For the three-month period ended March 31, 2025 US$ MILLIONS	Finco and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	217	217	—
Net income	139	208	(69)
For the year ended December 31, 2024
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	1,146	1,146	—
Net income	849	1,135	(286)
1.Total revenues of our Partnership and its controlled subsidiaries were $5,392 million and $21,039 million for the three-month period ended March 31, 2025 and the year ended December 31, 2024, respectively.
2.Other income includes dividend and interest income.
62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Statement of Financial Position
As of March 31, 2025 US$ MILLIONS	Finco and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$2,024	$2,024	$—
Total assets(1)	3,912	3,912	—
Current liabilities	8,218	8,142	76
Total liabilities	8,730	8,634	96

As of December 31, 2024
Current assets	$1,982	$1,982	$—
Total assets(1)	3,867	3,867	—
Current liabilities	8,024	7,942	82
Total liabilities	8,562	8,460	102
1.Total assets of our partnership and its controlled subsidiaries were $103,655 million and $104,590 million as of March 31, 2025 and December 31, 2024, respectively.
Fincos and Guarantor Group B
The following tables present summarized financial information for the following:
•the Fincos; and
•the Guarantor Group B (including our partnership).
For purposes of the tables immediately below, “Fincos and Guarantors” refers to each of the entities identified immediately above, without duplication.

	Statement of Operating Results
For the three-month period ended March 31, 2025 US$ MILLIONS	Finco and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	147	147	—
Net income	78	136	(58)
For the year ended December 31, 2024
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	947	947	—
Net income	685	929	(244)
1.Total revenues of our Partnership and its controlled subsidiaries were $5,392 million and $21,039 million for the three-month period ended March 31, 2025 and the year ended December 31, 2024, respectively.
2.Other income includes dividend and interest income.
Q1 2025 INTERIM REPORT 63

	Statement of Financial Position
As of March 31, 2025 US$ MILLIONS	Finco and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$2,269	$2,269	$—
Total assets(1)	4,327	4,327	—
Current liabilities	8,059	7,994	65
Total liabilities	8,750	8,670	80

As of December 31, 2024
Current assets	$2,231	$2,231	$—
Total assets(1)	4,288	4,288	—
Current liabilities	7,866	7,794	72
Total liabilities	8,533	8,446	87
1.Total assets of our partnership and its controlled subsidiaries were $103,655 million and $104,590 million as of March 31, 2025 and December 31, 2024, respectively.
Alberta Finco
Alberta Finco is an indirect wholly-owned subsidiary of our partnership incorporated under the Business Corporations Act (Alberta) on May 22, 2012. In May 2021, Alberta Finco issued $250 million of Subordinated Notes due 2081 at a fixed rate of 5.000% per annum (the “2021 Alberta Finco Notes”), which will mature on May 24, 2081. The 2021 Alberta Finco Notes were issued pursuant to the first supplemental indenture, dated as of May 24, 2021, to the indenture, as of May 24, 2021 by and among Alberta Finco, our partnership, the other Group A Guarantors (other than Alberta Finco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Alberta Finco Indenture”). The 2021 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The 2021 Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 24, 2026. The Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the 2021 Alberta Finco Notes was used to redeem our Series 5 Preferred Units on September 30, 2021, and the remainder for general corporate purposes. The 2021 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Alberta Finco). The 2021 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 15, upon the occurrence of certain bankruptcy-related events.
In May 2024, Alberta Finco issued $150 million of Subordinated Notes due 2084 at a fixed rate of 7.250% per annum (the “May 2024 Alberta Finco Notes”), which will mature on May 31, 2084. In June 2024, Alberta Finco issued an additional $8 million of the May 2024 Alberta Finco Notes. The May 2024 Alberta Finco Notes were issued pursuant to the second supplemental indenture, dated as of May 31, 2024, to the Alberta Finco Indenture. The May 2024 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The May 2024 Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 31, 2029. The May 2024 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. The May 2024 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group B Guarantors (other than Alberta Finco). The 2024 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 16, upon the occurrence of certain bankruptcy-related events.
64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

In November 2024, Alberta Finco issued $300 million of 6.750% Fixed-to-Fixed Reset Rate Subordinated Notes due 2055 (the “November 2024 Alberta Finco Notes” and together with the May 2024 Alberta Finco Notes, the “2024 Alberta Finco Notes”), which will mature on March 15, 2055. The November 2024 Alberta Finco Notes were issued pursuant to the third supplemental indenture, dated as of November 29, 2024, to the Alberta Finco Indenture. The November 2024 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The November 2024 Alberta Finco Notes are redeemable at Alberta Finco’s option (i) between December 15, 2029 and March 15, 2030, and (ii) after March 15, 2030 on any September 15 or March 15 occurring before maturity on March 15, 2055. The November 2024 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. The November 2024 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group B Guarantors (other than Alberta Finco). The November 2024 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 17, upon the occurrence of certain bankruptcy-related events.
Bermuda Holdco
Bermuda Holdco is an indirect wholly-owned subsidiary of our partnership incorporated under the Companies Act 1981 of Bermuda on November 9, 2007. In January 2022, Bermuda Holdco issued $300 million of perpetual subordinated notes at a fixed rate of 5.125% per annum (the “Perpetual Subordinated Notes”). The Perpetual Subordinated Notes were issued pursuant to the first supplemental indenture, dated as of January 21, 2022, to the indenture, as of January 21, 2022, by and among Bermuda Holdco, our partnership, the other Group A Guarantors (other than Bermuda Holdco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Bermuda Holdco Indenture”). The Perpetual Subordinated Notes permit the deferral of interest at the discretion of Bermuda Holdco; however, if Bermuda Holdco has deferred interest then under the terms of the Bermuda Holdco Indenture, then (i) any such deferred interest shall become due and payable on the date Bermuda Holdco declares any distributions on any of Bermuda Holdco’s common shares or preferred shares and (ii) our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Perpetual Subordinated Notes are redeemable at Bermuda Holdco’s option on or after January 21, 2027. The Perpetual Subordinated Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Perpetual Subordinated Notes was used to redeem our Series 7 Preferred Units on March 31, 2022, and the remainder for working capital purposes. The Perpetual Subordinated Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Bermuda Holdco).
Q1 2025 INTERIM REPORT 65

CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the following two categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnership’s returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, midstream and data operations;
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our partnership’s target after-tax equity return threshold of 12-15%+. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of our partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’ maintenance capital approach that is agreed upon with our partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our partnership’s corporate asset management teams that are responsible for overseeing our partnership’s operations, and have ample experience in managing utilities, transport, midstream and data assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to our partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges by segment. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Growth capital expenditures by segment
Utilities	$112	$105
Transport	51	74
Midstream	60	41
Data	507	228
	$730	$448
Growth capital expenditures for the three-month period ended March 31, 2025 were $730 million, compared to $448 million during the same period in 2024. Growth capital expenditures increased primarily in our data segment from construction progress at our semiconductor manufacturing foundries in the United States.
66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Annual Ongoing Estimated Maintenance Capex		For the three-month period ended March 31
US$ MILLIONS	Low	High	2025	2024
Maintenance capital expenditures by segment
Utilities	$80	$90	$20	$18
Transport	330	360	34	47
Midstream	150	160	47	33
Data	40	50	8	5
	$600	$660	$109	$103
Maintenance capital expenditures for the three-month period ended March 31, 2025 were $109 million, a $6 million increase from the same period in 2024. Following the closing of new investments and asset sales, we estimate annual maintenance capital expenditures to be $80-90 million, $330-360 million, $150-160 million, and $40-50 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $600-660 million. As of March 31, 2025, our maintenance capital expenditures were within our estimated range. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
DEPRECIATION, AMORTIZATION AND RETURN OF CAPITAL ESTIMATES
When determining the fair value, useful life and residual value of essential, long-life infrastructure investments, certain judgments and estimates are used. As a result, our partnership’s depreciation and amortization is not directly comparable to the level of capital required to maintain the structural integrity and safety of our physical assets and their operating cash flow profile. There are three distinct limitations with using our partnership’s accounting depreciation as a proxy for annual maintenance capital requirements which are as follows:
i)The partnership has elected to revalue property, plant and equipment (“PP&E”) annually under IFRS Accounting Standards. Each year we assess the fair value of our PP&E by reviewing the discounted cash flows that we expect to receive from the underlying business. The revaluation gains we have recorded reflect our ability to increase the cash flows generated from these businesses, the reinvestment of cash flows into both maintenance capital and accretive organic growth projects, and the increasing institutional demand for de-risked mature investments. While revaluation gains correspond to increasing values for our shareholders, they also lead to higher depreciation expense as we amortize a higher asset valuation over the same useful life estimate. However, this increase in reported depreciation often does not correspond to an increase in the cost to maintain the physical asset base. We estimate that revaluation gains alone result in an increase in our reported depreciation by almost 25%.
ii)Due to the nature of our investments, historically, a significant portion of purchase price allocations was ascribed to PP&E. This allocation has a similar effect to the revaluation approach in that it increases depreciation expense during our ownership period. A recent example of this would be our acquisition of the leading independent telecom tower operator in France. The business generates stable, inflation-linked cash flows underpinned by long-term contracts with its customers. For the purposes of the purchase price allocation, we used an internal discounted cash flow model to allocate the consideration paid to PP&E (the physical towers) and intangible assets (the long-term customer relationships with our tenants). This business had limited goodwill ascribed to it and therefore resulted in a carrying value of PP&E far in excess of the seller’s previously depreciated cost base. As a result, the annual depreciation expense that we recognize is significantly higher than would have been recognized by the seller. Similar to the first point, the cash flow expected to be generated from the investment results in a premium to the physical replacement cost which further expands the disconnect between accounting depreciation and the true cost to maintain these assets. Today, we estimate that almost 30% of our partnership’s share of depreciation and amortization expense is the result of the method of allocating the initial purchase price allocation primarily to depreciable asset classes.
iii)Depreciation over accounting useful life is not always reflective of annual maintenance expenditures as many of our infrastructure assets have very minimal maintenance requirements. An illustrative example of this is our U.K. regulated distribution business, the largest independent ‘last mile’ gas and electricity connection provider in the country with over two million multi-utility connections in place today. Under our adopted accounting standards, IFRS Accounting Standards, we are required to depreciate the network over a period of up to 60 years. However, our network assets, which consist primarily of nearly indestructible pipes installed several feet underground, require minimal on-going maintenance.
Q1 2025 INTERIM REPORT 67

Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Our partnership’s largest concession-based investments are in our toll road businesses. These concessions are for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads could last up to 100 years, however concession periods can range between 20-40 years).
Different from the many perpetual franchises we own, cash flow streams over an investment period of concession arrangements will include the return of capital invested. As such, we believe investors should understand the portion of our cash flows that we estimate are a return of capital. We complete this estimate by reviewing the cash flow profile over the concession period as underwritten, and estimate the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
The following table summarizes the return of capital estimates for the three-month period ended March 31, 2025 and March 31, 2024:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Return of capital(1)	$(32)	$(31)
1.Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
Although helpful in the context of understanding the operating performance of our business, we believe reducing our operating cash flows by return of capital to develop an alternative estimate of the long-term cash flow generating abilities of our partnership is not appropriate. Such an estimate would not take into account changes in the value of the business as a result of our strategic initiatives. When acquiring these concession rights, we focus on surrounding these assets with an experienced management team and a platform for growth. As concession agreements are transferable, we plan on monetizing these investments as part of our broader capital recycling initiatives, as we did at our Chilean toll road operation. We acquired this concession-based business for $340 million during 2011 and 2012. Through the reinvestment of cash flows, a stable capital structure and building a strong management team, we were able to sell this business for net-to-BIP after-tax proceeds of approximately $700 million across three individual transactions, while having nine fewer years remaining on the concession. The asset sale resulted in an IRR of 16%. Although we attribute a portion of cash flows as return of capital, the value of our assets under finite life concession arrangements does not necessarily decrease over time in part because with strong teams running the business, and overall GDP growth requiring more infrastructure, the potential to secure further assets or expand existing assets is valuable. In the case of our Chilean toll road business, we realized proceeds well in excess of the capital we invested.
To enhance the comparability of our financial statements and non-IFRS metrics, we encourage investors to consider the maintenance capital expenditure ranges and return of capital estimates included in our disclosures. These disclosures, when combined with our IFRS and non-IFRS measures, will provide users with a fulsome view of our operating performance over time.
68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended March 31
US$ MILLIONS	2025	2024
Cash from operating activities(1)	$868	$841
Cash used by investing activities	(104)	(2,159)
Cash (used by) from financing activities	(1,402)	1,057
1.Our partnership’s cash from operating activities include reduction to cash related to the impact of finance lease receivables signed at our North American residential decarbonization infrastructure business. The business presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Three-month period ended March 31, 2025 and 2024
Cash from operating activities
Cash from operating activities totaled $0.9 billion for the three-month period ended March 31, 2025, consistent with the same period in 2024, as contributions from recent acquisitions and organic growth across our segments was offset by timing of working capital impacts, primarily payments of income taxes and interest on recent upfinancings.
Cash used by investing activities
Cash used by investing activities totaled $0.1 billion for the three-month period ended March 31, 2025, as compared to cash used by investing activities of $2.2 billion from the same period in 2024. The current period includes approximately $0.4 billion of proceeds from the partial disposition of a subsidiary in our global intermodal logistics operation and approximately $0.5 billion net capital invested in long-lived and financial assets. The prior period included the acquisition of a North American retail colocation data center business for approximately $0.7 billion (net of cash acquired) and impacts of net capital invested in long-lived and financial assets of approximately $1.5 billion.
Cash (used by) from financing activities
Cash used by financing activities totaled $1.4 billion for the three-month period ended March 31, 2025, as compared to cash from financing activities of $1.1 billion from the same period in 2024. The current period included net repayments of borrowings of $0.4 billion, net capital and distributions provided to non-controlling interests of $0.4 billion, distribution to unitholders of $0.4 billion and other financing outflows of $0.2 billion. The prior period included net proceeds from borrowings of $3.6 billion, which were partially offset by net capital provided to non-controlling interests, principally as returns of capital, of $1.6 billion, lease repayments and other financing activities of $0.5 billion and distribution to unitholders of $0.4 billion.
PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding is comprised of the following:

	As of
	March 31, 2025	December 31, 2024
Redeemable Partnership Units, held by Brookfield	190,299,956	190,299,956
Special General Partner Units	2,400,631	2,400,631
Managing General Partner Units	462,022,445	461,855,350
Total	654,723,032	654,555,937
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units, the Exchange LP units, BIPC exchangeable LP units, BIPC class A.2 exchangeable shares and the BIPC exchangeable shares exceed specified target levels. To the extent distributions on these securities exceed $0.1218 per unit/share per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.1320 per unit/share.
Q1 2025 INTERIM REPORT 69

To the extent that distributions on limited partnership units, Exchange LP units, BIPC exchangeable LP units, BIPC class A.2 exchangeable shares, and BIPC exchangeable shares exceed $0.1320 per unit/share, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three-month period ended March 31, 2025, an incentive distribution of $80 million was paid to the special general partner (2024: $73 million).
ENTERPRISE VALUE
We define enterprise value as the market capitalization of our partnership plus preferred units and the partnership’s share of debt, net of cash. In addition to limited partnership units, our partnership’s capital structure includes BIPC exchangeable shares and class A.2 exchangeable shares, BIPC Exchangeable LP Units, general partner and Redeemable Partnership Units, as well as Exchange LP Units. We include enterprise value as a measure to assist users in understanding and evaluating the partnership's capital structure.
The following table presents Enterprise Value as of March 31, 2025 and December 31, 2024:

	As of
	March 31, 2025			December 31, 2024
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Consolidated Enterprise Value	Consolidated Enterprise Value
Shares/units outstanding	136.7	655.7	792.4	792.3
Price(3)	$36.19	$29.79	—	$—
Market capitalization	4,947	19,533	24,480	26,311
Preferred units and perpetual subordinated notes(4)	—	1,211	1,211	1,211
Net debt(5)	5,215	25,702	30,917	28,842
Enterprise value	$10,162	$46,446	$56,608	$56,364
1.Includes BIPC exchangeable shares, class A.2 exchangeable shares and BIPC Exchangeable LP Units.
2.Includes limited partner, general partner and redeemable partnership units, as well as Exchange LP Units.
3.Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
4.Includes $918 million of preferred units and $293 million of perpetual subordinated notes.
5.Please see “Capital Resources and Liquidity” above for a detailed reconciliation of Brookfield Infrastructure’s net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.
RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million were incurred during the three-month period ended March 31, 2025 (2024: less than $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $94 million for the three-month period ended March 31, 2025 (2024: $94 million). As of March 31, 2025, $93 million was outstanding as payable to the Service Providers (December 31, 2024: $99 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of March 31, 2025, Brookfield Infrastructure had a loan payable of approximately $31 million to a subsidiary of Brookfield (December 31, 2024: $31 million).
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at March 31, 2025, our net deposit from Brookfield was $nil (December 31, 2024: $180 million) and Brookfield Infrastructure incurred interest expense of $nil for the three-month period ended March 31, 2025 (2024: $nil).
70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of March 31, 2025, there were no borrowings outstanding (December 31, 2024: $nil).
As at March 31, 2025, Brookfield Infrastructure had approximately $130 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2024: $130 million) and approximately $317 million of net payables to subsidiaries of Brookfield (December 31, 2024: $140 million).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three-month period ended March 31, 2025, revenues of approximately $1 million were generated (2024: approximately $3 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three-month period ended March 31, 2025, expenses of $20 million were incurred (2024: $32 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at March 31, 2025 (December 31, 2024: $12 million) with a subsidiary of Brookfield.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. On May 24, 2024, the maturity dates of these loans were extended to May 24, 2029 with interest accruing at SOFR plus 210 basis points per annum until May 24, 2026 and SOFR plus 475 basis points per annum thereafter until maturity. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. Interest on each loan was $8 million for the three-month period ended March 31, 2025 (2024: $8 million).
On June 10, 2024, the partnership terminated its voting agreement over its Peruvian toll road operations, maintaining all control by Brookfield. On deconsolidation, the partnership assessed the fair value of the Peruvian toll road operations and concluded that its recoverable amount was higher than its carrying amount. On deconsolidation, the partnership’s interest in its Peruvian toll road operation has been recognized as a financial asset.
On December 24, 2024, the partnership, BIHC and BIPC completed the Arrangement pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX. The exchangeable shares are listed on the TSX and the NYSE under the symbol “BIPC”.
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at March 31, 2025, letters of credit issued on behalf of our subsidiaries amounted to $10 million (December 31, 2024: $10 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
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The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our partnership’s consolidated financial statements, which we consider to be critical, are outlined below.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, Property, Plant and Equipment in our December 31, 2024 audited consolidated financial statements. Our partnership’s property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2024. Brookfield Infrastructure determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax attributes.
CONTROLS AND PROCEDURES
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended March 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavor”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, anticipated redemptions or other capital management transactions, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the potential acquisitions referred to in this letter to unitholders, some of which remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to herein as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the U.S., including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
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